Registration Statement No. 333-[____]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FENNEC PHARMACEUTICALS INC.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	2836	20-0442384
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Rostislav Raykov
Chief Executive Officer
PO Box 13628, 68 TW Alexander Drive	Fennec Pharmaceuticals Inc.
Research Triangle Park, NC 27709	PO Box 13628, 68 TW Alexander Drive
(919) 636-4530	Research Triangle Park, NC 27709
(919) 636-4530

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Garett Sleichter, Esq.	Randy Taylor, Esq.
Rutan & Tucker, LLP	LaBarge Weinstein LLP
611 Anton Boulevard, 14th Floor	515 Legget Drive, Suite 800
Costa Mesa, CA 92626	Ottawa, ON K2K 3G4
Phone (714) 641-5100	Phone (613) 599-9600
Fax (714) 546-9035	Fax (613) 599-0018

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares, no par value per share	11,943,214	(2)	5.92	$70,703,826.88	$8,194.57
Total	11,943,214	(2)		$70,703,826.88	$8,194.57

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	This registration statement relates to the resale by the selling stockholders identified herein of shares of common stock, including shares of common stock that are issuable upon the exercise of warrants.
(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on the OTCQB on August 1, 2017.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders identified in this prospectus may not sell securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 10, 2017

FENNEC PHARMACEUTICALS INC.

11,943,214 COMMON SHARES

The selling stockholders identified in this prospectus are offering on a resale basis 11,943,214 of our common shares pursuant to this prospectus, including 1,383,331 shares issuable upon the exercise of outstanding warrants. We will not receive any of the proceeds from the sale by the selling stockholders of the common shares. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

Our common shares are quoted on the Toronto Stock Exchange (the “TSX”) under the symbol “FRX” and on the OTCQB Market under the symbol “FENCF.” The last reported sale price of our common shares on the TSX on August 1, 2017 was CAD$7.65 per share and on the OTCQB Market on August 1, 2017 was $5.99 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

You should read this prospectus and any prospectus supplement carefully before you decided to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state Securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [___________], 2017.

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FENNEC PHARMACEUTICALS INC.

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the consolidated financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of Canada in September 1996. On August 25, 2011, we continued from the laws of Canada under the Canada Business Corporations Act (the “CBCA”) to the laws of British Columbia in accordance with Section 302 of the Business Corporations Act (British Columbia) (the “Continuance”).

Our principal executive offices are located at PO BOX 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709. Our telephone number is (919) 636-4530. Our website is www.fennecpharma.com. Information contained in our website does not constitute part of this prospectus.

We are a biopharmaceutical company focused on the development of Sodium Thiosulfate (“STS”) for the prevention of platinum-induced ototoxicity in pediatric cancer patients.

We have not received and do not expect to have significant revenues from our product candidate until we are either able to sell our product candidate after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We generated a net loss from operations of approximately $2.8 million for the twelve months ended December 31, 2016 (there was a non-cash gain on the change in derivative liability of $0.05 million), and net loss of $0.7 million for the twelve months ended December 31, 2015 (as a result of a non-cash gain on derivatives of $1.2 million). As of December 31, 2016, our accumulated deficit was approximately $114.3 million. Our independent outside accounting firm has indicated that these circumstances raise substantial doubt about our ability to continue as a going concern.

On May 16, 2016, we completed a non-brokered private placement of 2,631,579 common shares to Essetifin, SpA (formerly Sigma Tau Finanzaria at a price of $1.90 per share for gross proceeds of $5.0 million.

On June 8, 2017, we completed a non-brokered private placement of 1,900,000 common shares at a price of $4.00 per share for gross proceeds of $7.6 million.

In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “CAD$” refers to Canadian dollars.

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THE OFFERING

The selling stockholders identified on page 15 of this prospectus are offering on a resale basis a total of 11,943,214 shares of our common stock, including 1,383,331 shares issuable upon the exercise of outstanding warrants.

Common shares offered	11,943,214 shares

Common shares outstanding before the offering(1)	15,680,663 shares

Common shares outstanding after the offering(2)	17,063,994 shares

Use of proceeds	We will not receive any proceeds from the sale of the common shares by the selling stockholders, except for the warrant exercise price paid for the shares offered hereby that are issuable upon the exercise of certain warrants.

Risk Factors	The common shares offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 5.

Dividend Policy	Our board of directors does not intend to declare cash dividends on our common shares for the foreseeable future.

OTCQB Symbol	Our common shares are currently quoted on the OTCQB under the symbol “FENCF”.
TSX Symbol	Our common shares are currently quoted on the TSX under the symbol “FRX”.

(1)	Based on the number of shares outstanding as of August 1, 2017, not including 1,383,331 shares issuable upon exercise of outstanding warrants and options to purchase our common shares.
(2)	The increase in shares outstanding after the offering assumes the issuance of 1,383,331 shares offered hereby that are issuable upon the exercise of outstanding warrants held by the selling stockholders.

We will bear the fees and expenses relating to the offering.

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RISK FACTORS

Risks Related to Our Business

We have a history of significant losses and have had no revenues to date through the sale of our products. If we do not generate significant revenues, we will not achieve profitability.

To date, we have been engaged primarily in research and development activities. We have had no revenues through the sale of our products, and we do not expect to have significant revenues until we are able to either sell our product candidate after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We have incurred significant operating losses every year since our inception on September 3, 1996. We reported a loss of approximately $2.8 million (including a non-cash gain on derivative liabilities of $0.05 million) in the twelve months ended December 31, 2016, and reported a net loss of approximately $0.7 million (which included a non-cash gain on derivative liabilities of $1.2 million) for the twelve months ended December 31, 2015. At December 31, 2016, we had an accumulated deficit of approximately $114.3 million. We anticipate incurring substantial additional losses due to the need to spend substantial amounts on our current clinical trials, anticipated research and development activities, and general and administrative expenses, among other factors. We have not commercially introduced any product and results from our current product trials are not expected until the fourth quarter of 2017. Our ability to attain profitability will depend upon our ability to fund and develop products that are safe, effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our product candidate and to license or otherwise market our product candidate successfully. Any revenues generated from such product, assuming it is successfully developed, marketed and sold, may not be realized for a number of years. We may never achieve or sustain profitability on an ongoing basis

There is no assurance that we will successfully develop a commercially viable product.

Since our formation in September 1996, we have engaged in research and development programs. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until we have completed additional clinical trials, if at all. There can be no assurance that the research we fund and manage will lead to a commercially viable product. We have completed enrollment of two Phase III studies for STS. STS must still undergo substantial additional regulatory review prior to commercialization.

We anticipate the need for additional capital in the future and if we cannot raise additional capital, we will not be able to fulfill our business plan.

We need to obtain additional funding in the future in order to finance our business strategy, operations and growth. We may not be able to obtain additional financing in sufficient amounts or on acceptable terms when needed. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing. Debt financing must be repaid regardless of whether or not we generate profits or cash flows from our business activities. Equity financing may result in dilution to existing shareholders and may involve securities that have rights, preferences, or privileges that are senior to our common stock or other securities. If we cannot raise sufficient capital when necessary, we will likely have to curtail operations and you may lose part or all of your investment.

If we do not maintain current or enter into new collaborations with other companies, we might not successfully develop our product candidate or generate sufficient revenues to expand our business.

We currently rely on scientific and research and development collaboration arrangements with academic institutions and other third party collaborators, including an exclusive worldwide license from Oregon Health & Science University (“OHSU”) for STS. We also rely on collaborators for testing STS, including SIOPEL and the Children’s Oncology Group.

The agreements with OHSU are terminable by either party in the event of an uncured breach by the other party. We may also terminate our agreement with OHSU at any time upon prior written notice of specified durations to OHSU. Termination of any of our collaborative arrangements could materially adversely affect our business. For example, if we are unable to make the necessary payments under these agreements, the licensor might terminate the agreement, which might have a material adverse impact. In addition, our collaborators might not perform as agreed in the future.

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Since we conduct a significant portion of our research and development through collaborations, our success may depend significantly on the performance of such collaborators, as well as any future collaborators. Collaborators might not commit sufficient resources to the research and development or commercialization of our product candidate. Economic or technological advantages of products being developed by others, among other factors, could lead our collaborators to pursue other product candidates or technologies in preference to those being developed in collaboration with us. The commercial potential of, development stage of and projected resources required to develop our drug candidate will affect our ability to maintain current collaborations or establish new collaborators. There is a risk of dispute with respect to ownership of technology developed under any collaboration. Our management of any collaboration will require significant time and effort as well as an effective allocation of resources. We may not be able to simultaneously manage a large number of collaborations.

Our product candidate is still in development. Due to the long, expensive and unpredictable drug development process, we might not ever successfully develop and commercialize our product candidate.

In order to achieve profitable operations, we, alone or in collaboration with others, must successfully fund, develop, manufacture, introduce and market our product candidate. The time necessary to achieve market success for any individual product is long and uncertain. Our product candidate and research programs are in clinical development and require significant, time-consuming and costly research, testing and regulatory clearances. In developing our product candidate, we are subject to risks of failure that are inherent in the development of therapeutic products based on innovative technologies. The results of preclinical and initial clinical trials are not necessarily predictive of future results. Our product candidate might not be economical to manufacture or market or might not achieve market acceptance. In addition, third parties might hold proprietary rights that preclude us from marketing our product candidates or others might market equivalent or superior products.

We must conduct human clinical trials to assess our product candidate. If these trials are delayed or are unsuccessful, our development costs will significantly increase and our business prospects may suffer.

Before obtaining regulatory approvals for the commercial sale of our product candidate, we must demonstrate, through preclinical studies with animals and clinical trials with humans, that our product candidate is safe and effective for use in each target indication. To date, we have performed only limited clinical trials. Much of our testing has been conducted on animals or on human cells in the laboratory, and the benefits of treatment seen in animals or on human cells in a laboratory setting may not ultimately be obtained in human clinical trials. As a result, we may need to perform significant additional research and development activities and conduct extensive preclinical and clinical testing prior to any application for commercial use. We may suffer significant setbacks in clinical trials, and the trials may demonstrate our product candidate to be unsafe or ineffective. We may also encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials, which would increase our development costs and harm our financial results and commercial prospects. Identifying and qualifying patients to participate in clinical trials of our potential products is critically important to our success. The timing of our clinical trials depends on, among other things, the speed at which we can recruit patients to participate in testing our product candidate. We have experienced delays in some of our clinical trials and we may experience significant delays in the future. If patients are unwilling to participate in our trials because of competing clinical trials for similar patient populations, perceived risk or any other reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products will be delayed. Other factors that may result in significant delays include obtaining regulatory or ethics review board approvals for proposed trials, reaching agreement on acceptable terms with prospective clinical trial sites, and obtaining sufficient quantities of drugs for use in the clinical trials. Such delays could result in the termination of the clinical trials altogether.

Regulatory approval of our product candidate is time-consuming, expensive and uncertain, and could result in unexpectedly high expenses and delay our ability to sell our product.

Development, manufacture and marketing of our product is subject to extensive regulation by governmental authorities in the United States and other countries. This regulation could require us to incur significant unexpected expenses or delay or limit our ability to sell our product candidate. Our clinical studies might be delayed or halted, or additional studies might be required, for various reasons, including:

•	lack of funding;
•	ineffectiveness of the drug;
•	patients experiencing severe side effects during treatment;
•	qualified patients not enrolling in the studies at the rate expected;
•	drug supplies not being sufficient to treat the patients in the studies; or
•	our decision to modify the drug during testing.

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If regulatory approval of our product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the FDA’s satisfaction through clinical studies. Furthermore, approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, labeling and promotional activities are subject to continual scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our product.

We and our third-party manufacturers are also required to comply with the applicable current FDA Good Manufacturing Practices regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product, and they are subject to additional FDA inspection. If we fail to comply with any of the FDA’s continuing regulations, we could be subject to reputational harm and sanctions, including:

•	delays, warning letters and fines;
•	product recalls or seizures and injunctions on sales;
•	refusal of the FDA to review pending applications;
•	total or partial suspension of production;
•	withdrawals of previously approved marketing applications; and
•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

We may be unable to effectively deploy the proceeds from our recent financings for the development of STS.

In June 2017 and May 2016, we closed private placements of our common shares for gross proceeds of $7.6 million and $5.0 million, respectively. Any inability on our part to manage effectively the deployment of this capital could limit our ability to successfully develop STS.

If our licenses to proprietary technology owned by others are terminated or expire, we may suffer increased development costs and delays, and we may not be able to successfully develop our product candidate.

The development of our drug candidate and the manufacture and sale of any products that we develop will involve the use of processes, products and information, some of the rights to which are owned by others. STS is licensed under agreements with OHSU. Although we have obtained licenses or rights with regard to the use of certain processes, products and information, the licenses or rights could be terminated or expire during critical periods and we may not be able to obtain, on favorable terms or at all, licenses or other rights that may be required. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor, which may not be granted.

If we are unable to adequately protect or maintain our patents and licenses related to our product candidate, or we infringe upon the intellectual property rights of others, we may not be able to successfully develop and commercialize our product candidate.

The value of our technology will depend in part upon our ability, and those of our collaborators, to obtain patent protection or licenses to patents, maintain trade secret protection and operate without infringing on the rights of third parties. Although we have successfully pursued patent applications in the past, it is possible that:

•	some or all of our pending patent applications, or those we have licensed, may not be allowed;
•	proprietary products or processes that we develop in the future may not be patentable;
•	any issued patents that we own or license may not provide us with any competitive advantages or may be successfully challenged by third parties; or
•	the patents of others may have an adverse effect on our ability to do business.

It is not possible for us to be certain that we are the original and first creator of inventions encompassed by our pending patent applications or that we were the first to file patent applications for any such inventions. Further, any of our patents, once issued, may be declared by a court to be invalid or unenforceable.

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STS is currently protected by methods of use patents that we exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status. We obtained Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004; if it is subsequently approved, will have seven and a half years of pediatric exclusivity in the United States from the approval date. Refer to the “Description of Business” section of this report for a further description of the United States Orphan Drug Designation.

We may be required to obtain licenses under patents or other proprietary rights of third parties but the extent to which we may wish or need to do so is unknown. Any such licenses may not be available on terms acceptable to us or at all. If such licenses are obtained, it is likely they would be royalty bearing, which would reduce any future income. If licenses cannot be obtained on an economical basis, we could suffer delays in market introduction of planned products or their introduction could be prevented, in some cases after the expenditure of substantial funds. If we do not obtain such licenses, we would have to design around patents of third parties, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products, or our ability to develop, manufacture or sell products requiring such licenses could be foreclosed.

Litigation may also be necessary to enforce or defend patents issued or licensed to us or our collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our collaborators, or if we initiate such suits. We might not prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our collaborators to cease using certain technology or products. Any of these events would likely have a material adverse effect on our business, financial condition and results of operations.

Much of our technological know-how that is not patentable may constitute trade secrets. Our confidentiality agreements might not provide for meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. In addition, others may independently develop or obtain similar technology and may be able to market competing products and obtain regulatory approval through a showing of equivalency to our product that has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

The vulnerability to off-label use or sale of our product candidate that are covered only by “method of use” patents may cause downward pricing pressure on the product candidate if they are ever commercialized and may make it more difficult for us to enter into collaboration or partnering arrangements for the development of this product candidate.

STS is currently only covered by “method of use” patents, which covers the use of certain compounds to treat specific conditions, and are not covered by “composition of matter” patents, which would cover the chemical composition of the compound. Method of use patents provide less protection than composition of matter patents because of the possibility of off-label competition if other companies develop or market the compound for other uses. If another company markets a drug that we expect to market under the protection of a method of use patent, physicians may prescribe the other company’s drug for use in the indication for which we obtain approval and have a patent, even if the other company’s drug is not approved for such an indication. Off-label use and sales could limit our sales and exert pricing pressure on any product we develop covered only by method of use patents. Also, it may be more difficult to find a collaborator to license or support the development of our product candidate that is only covered by method of use patents.

If our third party manufacturers breach or terminate their agreements with us, or if we are unable to secure arrangements with third party manufacturers on acceptable terms as needed in the future, we may suffer significant delays and additional costs.

We have no experience manufacturing products and do not currently have the resources to manufacture any products that we may develop. We currently have agreements with contract manufacturers for clinical supplies of STS, including drug substance providers and drug product suppliers, but they might not perform as agreed in the future or may terminate our agreements with them before the end of the required term. Significant additional time and expense would be required to effect a transition to a new contract manufacturer.

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We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical trials, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. If we develop any product with commercial potential, we will need to develop the facilities to independently manufacture such product or products or secure arrangements with third parties to manufacture them. We may not be able to independently develop manufacturing capabilities or obtain favorable terms for the manufacture of our product. While we intend to contract for the commercial manufacture of our product candidate, we may not be able to identify and qualify contractors or obtain favorable contracting terms. We or our contract manufacturers may also fail to meet required manufacturing standards, which could result in delays or failures in product delivery, increased costs, injury or death to patients, product recalls or withdrawals and other problems that could significantly hurt our business. We intend to maintain a second source for back-up commercial manufacturing, wherever feasible. However, if a replacement to our future internal or contract manufacturers were required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drugs and the need for FDA compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional commercialization costs. Such lead times would vary based on the situation, but might be twelve months or longer.

We lack the resources necessary to effectively market our product candidate, and we may need to rely on third parties over whom we have little or no control and who may not perform as expected.

We do not have the necessary resources to market our product candidate. If we develop any products with commercial potential, we will either have to develop a marketing capability, including a sales force, which is difficult and expensive to implement successfully, or attempt to enter into a collaboration, merger, joint venture, license or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. We may not be able to do so on acceptable terms, if at all. If we rely extensively on third parties to market our products, the commercial success of such products may be largely outside of our control.

We conduct our business internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

We have conducted clinical trials in the United States, Canada, Europe and the Pacific Rim and intend to, or may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a British Columbia corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain regulatory approval, and we might not be able to enforce our license or patent rights in foreign jurisdictions. Foreign exchange controls may have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into or out of a particular country to meet obligations under licenses, clinical trial agreements or other collaborations.

Our cash invested in money market funds might be subject to loss.

Even though we believe we take a conservative approach to investing our funds, the nature of financial markets exposes us to investment risk, including the risks that the value and liquidity of our money market investments could deteriorate significantly and the issuers of the investments we hold could be subject to credit rating downgrades. While we have not experienced any loss or write down of our money market investments in the past, we cannot guarantee that such losses will not occur in future periods.

Risks Related to Our Industry

If we are unable to obtain applicable U.S. and/or foreign regulatory approvals, we will be unable to develop and commercialize our drug candidate.

The preclinical studies and clinical trials of our product candidate, as well as the manufacturing, labeling, sale and distribution, export or import, marketing, advertising and promotion of our product candidate are subject to various regulatory frameworks in the United States, Canada and other countries. Any products that we develop must receive all relevant regulatory approvals and clearances before any marketing, sale or distribution. The regulatory process, which includes extensive preclinical studies and clinical testing to establish product safety and efficacy, can take many years and cost substantial amounts of money. As a result of the length of time, many challenges and costs are associated with the drug development process, and the historical rate of failures for drug candidates is extremely high. Changes in regulatory policy could also cause delays or affect regulatory approval. Any regulatory delays may increase our development costs and negatively impact our competitiveness and prospects. It is possible that we may not be able to obtain regulatory approval of our drug candidate or approvals may take longer and cost more to obtain than expected.

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Regulatory approvals, if granted, may entail limitations on the uses for which any product we develop may be marketed, limiting the potential sales for any such products. The granting of product approvals can be withdrawn at any time, and manufacturers of approved products are subject to regular reviews, including for compliance with FDA Good Manufacturing Practices regulations. Failure to comply with any applicable regulatory requirement, which may change from time to time, can result in warning letters, fines, sanctions, penalties, recalling or seizing products, suspension of production, or even criminal prosecution.

Future sales of our product candidate may suffer if they fail to achieve market acceptance.

Even if our product candidate is successfully developed and achieves appropriate regulatory approval, it may not enjoy commercial acceptance or success. Our product candidate may compete with a number of new and traditional drugs and therapies developed by major pharmaceutical and biotechnology companies. Market acceptance is dependent on the product candidate demonstrating clinical efficacy and safety, as well as demonstrating advantages over alternative treatment methods. In addition, market acceptance is influenced by government reimbursement policies and the ability of third parties to pay for such products. Physicians, patients, or the medical community may not accept or utilize any products we may develop.

We face a strong competitive environment. Other companies may develop or commercialize more effective or cheaper products, which may reduce or eliminate the demand for our product candidate.

The biotechnology and pharmaceutical industry, and in particular the field of cancer therapeutics where we are focused, is very competitive. Many companies and research organizations are engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Amgen, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, Eisai, Merck KGaA, Novartis, Johnson & Johnson, Pfizer, Roche, Taiho and Sanofi-Aventis. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents could be competitors.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. Also, some of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects.

We are likely to face competition in the areas of product efficacy and safety, ease of use and adaptability, as well as pricing, product acceptance, regulatory approvals and intellectual property. Competitors could develop more effective, safer and more affordable products than we do, and they may obtain patent protection or product commercialization before we do or even render our product candidate obsolete. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any product that we develop.

We may face product liability claims that could require us to defend costly lawsuits or incur substantial liabilities that could adversely impact our financial condition, receipt of regulatory approvals for our product candidate and our results of operation.

The use of our product candidate in clinical trials and for commercial applications, if any, may expose us to liability claims in the event that such product candidate causes injury or death or results in other adverse effects. These claims could be made by health care institutions, contract laboratories, and subjects participating in our clinical studies, patients or others using our product candidate. In addition to liability claims, certain serious adverse events could require interruption, delay and/or discontinuation of a clinical trial and potentially prevent further development of our product candidate. We carry clinical trial insurance but the coverage may not be sufficient to protect us from legal expenses and liabilities we might incur. Litigation is very expensive, even if we defend successfully against possible litigation. In addition, our existing coverage may not be adequate if we develop additional products, and future coverage may not be available in sufficient amounts or at reasonable cost. In addition, we might reduce the amount of this coverage due to our limited financial resources. Adverse liability claims may also harm our ability to obtain or maintain regulatory approvals.

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We used hazardous materials and chemicals in our research and development, and our failure to comply with laws related to hazardous materials could materially harm us.

In the past, our research and development processes involved the controlled use of hazardous materials, such as flammable organic solvents, corrosive acids and corrosive bases. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. We could be held liable for any damages that result and any such liability could exceed our resources and may not be covered by our general liability insurance. We currently do not carry insurance specifically for hazardous materials claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time. Our current practice is to outsource these activities.

Efforts to reduce product pricing and health care reimbursement and changes to government policies could negatively affect the commercialization of our product candidate.

If our product candidate achieves regulatory approval, we may be materially adversely affected by the continuing efforts of governmental and third-party payers to contain or reduce health care costs. For example, if we succeed in bringing one or more products to market, such products may not be considered cost-effective and the availability of consumer reimbursement may not exist or be sufficient to allow the sale of such products on a competitive basis. The constraints on pricing and availability of competitive products may further limit our pricing and reimbursement policies as well as adversely impact market acceptance and commercialization for the products.

In many markets, the pricing or profitability of healthcare products is subject to government control. In recent years, federal, state, provincial and local officials and legislators have proposed or are proposing a variety of price-based reforms to the healthcare systems in the United States, Canada and elsewhere. Some proposals include measures that would limit or eliminate payments from third-party payors to the consumer for certain medical procedures and treatments or allow government control of pharmaceutical pricing. The adoption of any such proposals or reforms could adversely affect the commercial viability of our product candidates.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the “ACA”, was passed, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The expansion of insured among children under the ACA is not expected to be significant to the prospects for our product candidate since Medicaid was more available to children than the general population.

The provisions of the ACA of importance to the pharmaceutical and biotechnology industry are, among others, the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs agents and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;
•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;
•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;
•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•	new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

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•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•	creation of the Independent Payment Advisory Board, which, if and when impaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs; and
•	establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Some states are also considering legislation that would control the prices of drugs, and state Medicaid programs are increasingly requesting manufacturers to pay supplemental rebates and requiring prior authorization by the state program for use of any drug for which supplemental rebates are not being paid. Managed care organizations continue to seek price discounts and, in some cases, to impose restrictions on the coverage of particular drugs. Government efforts to reduce Medicaid expenses may lead to increased use of managed care organizations by Medicaid programs. This may result in managed care organizations influencing prescription decisions for a larger segment of the population and a corresponding constraint on prices and reimbursement for our products.

Since its enactment, there have been judicial and Congressional challenges to numerous aspects of the ACA, and Congress and the executive branch are seeking to replace the ACA with new federal legislation. There may also be federal and state regulatory changes that impact the ACA or healthcare programs, insurance coverage or reimbursement generally. These efforts have increased uncertainty regarding the availability of healthcare programs, insurance coverage and reimbursement as a general matter as well as for our product candidate, and we cannot predict how these events will impact our business.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the price of drugs under Medicare and reform government program reimbursement methodologies for products. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Any significant changes in the healthcare system in the United States, Canada or abroad would likely have a substantial impact on the manner in which we conduct business and could have a material adverse effect on our ability to raise capital and the viability of product commercialization.

Risks Related to Owning Our Common Shares

We may be unable to maintain the listing of our common stock on the TSX and that would make it more difficult for shareholders to dispose of their common stock.

Our common stock is currently listed on the TSX. The TSX has rules for continued listing, including minimum market capitalization and other requirements, that we might not meet in the future.

Delisting from the TSX would make it more difficult for shareholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of our common stock. There can be no assurances that a market maker will make a market in our common stock on the OTCQB or any other stock quotation system after delisting. Furthermore, securities quoted over-the-counter generally have significantly less liquidity than securities traded on a national securities exchange, not only in the number of shares that can be bought and sold, but also through delays in the timing of transactions and lower market prices than might otherwise be obtained. As a result, shareholders might find it difficult to resell shares at prices quoted in the market or at all. Furthermore, because of the limited market and generally low volume of trading in our common stock, our common stock is more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the market’s perception of our business, and announcements made by us, our competitors or parties with whom we have business relationships. Our ability to issue additional securities for financing or other purposes, or to otherwise arrange for any financing we may need in the future, may also be materially and adversely affected by the fact that our securities are not traded on a national securities exchange.

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The market price of our common stock is highly volatile and could cause the value of your investment to significantly decline.

Historically, the market price of our common stock has been highly volatile and the market for our common stock has from time to time experienced significant price and volume fluctuations, some of which are unrelated to our operating performance. From January 1, 2014 to August 1, 2017, the closing trading price of our stock on the TSX fluctuated from a high of CAD$9.42 per share to a low of CAD$1.08 per share. Historically, our common stock has had a low trading volume, and may continue to have a low trading volume in the future. This low volume may contribute to the volatility of the market price of our common stock. It is likely that the market price of our common stock will continue to fluctuate significantly in the future.

The market price of our stock may be significantly affected by many factors, including without limitation:

•	the development of our sole product candidate, STS;
•	the need to raise additional capital and the terms of any transaction we are able to enter into;
•	other external factors generally or stock market trends in the pharmaceutical or biotechnology industries specifically;
•	announcements of licensing agreements, joint ventures, collaborations or other strategic alliances that involve our product or those of our competitors;
•	innovations related to our or our competitors’ products;
•	actual or potential clinical trial results related to our or our competitors’ products;
•	our financial results or those of our competitors;
•	reports of securities analysts regarding us or our competitors;
•	developments or disputes concerning our licensed or owned patents or those of our competitors;
•	developments with respect to the efficacy or safety of our product or those of our competitors; and
•	health care reforms and reimbursement policy changes nationally and internationally.

Our common stock is deemed to be a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and “accredited investors” who are generally individuals with a net worth in excess of $1,000,000 (excluding their principal residence) or an annual income exceeding $200,000, or $300,000 together with their spouses. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our shareholders to sell their shares of common stock.

Additionally, our common stock is subject to additional SEC regulations for “penny stock.” Penny stock includes any equity security that is not listed on a national securities exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

Our existing principal shareholders hold a substantial number of shares of our common stock and may be able to exercise influence in matters requiring approval of shareholders.

At August 1, 2017, our current shareholders separately representing more than 5% ownership in our Company collectively represented beneficial ownership of approximately 65.5% of our common stock. In particular, Southpoint Capital Advisors LP (“Southpoint Capital”) owns or exercises control over 4.0 million shares of common stock, representing approximately 25.5% of the issued and outstanding common stock. In addition, Essetifin SpA, owns approximately 2.9 million shares, or 18.7% of our common stock. In addition, Manchester Explorer, LP (“Manchester Explorer”), together with its associates, owns approximately 2.5 million shares, or 15.7% of our common stock. Furthermore, 683 Capital, owns approximately 0.9 million shares, or 5.8% of our common stock. Southpoint Capital, Manchester Explorer, 683 Capital and our other shareholders representing more than 5% ownership, and other insiders, acting alone or together, might be able to influence the outcomes of matters that require the approval of our shareholders, including but not limited to certain equity transactions (such as a financing), an acquisition or merger with another company, a sale of substantially all of our assets, the election and removal of directors, or amendments to our incorporating documents. These shareholders might make decisions that are adverse to your interests. The concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, which could adversely affect the market price of our common stock or deprive our other shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company.

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There are a large number of shares of our common stock underlying outstanding warrants and options, and reserved for issuance under our stock option plan, that may be sold in the market, which could depress the market price of our stock and result in substantial dilution to the holders of our common stock.

Sale or issuance of a substantial number of shares of our common stock in the future could cause the market price of our common stock to decline. It may also impair our ability to obtain additional financing. At August 1, 2017, we had outstanding warrants to purchase approximately 1.4 million shares ($2.15 million) of our common stock with a weighted average exercise price of $1.55 per common share. In addition, at August 1, 2017, there were approximately 2.6 million shares issuable upon the exercise of stock options granted by us of which approximately $2.4 million were denominated in Canadian dollars and had a weighted average exercise price of CAD $2.37 per common share and approximately $4.2 million were denominated in U.S. dollars and had a weighted average exercise price of $2.48 per common share. We may also issue further warrants as part of any future financings in addition to the additional 1.3 million options to acquire our common stock currently remaining and available for issuance under our stock option plan.

We may need to raise substantial additional funds in the near future to continue our operations. Any equity offering could result in significant dilution to the ownership interests of shareholders and may result in dilution of the value of such interests and any debt offering will increase financial risk.

In order to satisfy our anticipated capital requirements to develop our product, we may need to raise substantial additional funds through either the sale of additional equity, the issue of securities convertible into equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio, or from other sources. The most likely sources of financing that may be available to us in the near term are the sale of shares of common stock and/or securities convertible into common stock and the issuance of debt.

We cannot predict the size of future issues of common stock or the issue of securities convertible into common stock or the effect that any such future issues and sales of common stock will have on the market price of our common stock. Any transaction involving the issue of common stock, or securities convertible into common stock, could result in immediate and substantial dilution to present and prospective holders of common stock. Alternatively, we may rely on debt financing and assume debt obligations that require us to make substantial interest and capital payments and to pledge some or all of our assets as collateral to secure such debt obligations.

We have not paid any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future. As a result, you may not be able to recoup your investment through the payment of dividends on your common stock and the lack of a dividend payable on our common stock might depress the value of your investment.

We will use all available funds to finance the development of our product candidates and operation of our business. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time, but since we have no present plans to pay dividends, you should not expect receipt of dividends either for your cash needs or to enhance the value of your common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares by the selling stockholders. Certain of the shares offered hereby are issuable upon the exercise of outstanding warrants. Upon exercise of such warrants we will receive the applicable cash exercise price paid by the holders of the warrants.

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SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified in the table below of 11,943,214 common shares, which includes 1,383,331 common shares issuable upon the exercise of warrants held by certain selling stockholders as indicated in the table below. The selling stockholders acquired the common shares and warrants to purchase common shares pursuant to the following transactions;

•	our April 2010 private placement of common shares and warrants to purchase common shares;
•	our November 2013 private placement of common shares and warrants to purchase common shares;
•	our February 2016 private placement of warrants to purchase common shares issued in lieu of payment for investor services rendered;
•	our May 2016 private placement of common shares; and
•	our June 2017 private placement of common shares.

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering (2)

Southpoint Capital Advisors, LP. (3)	3,997,214	3,997,214	-	25.5%
Essetifin SpA (4)	2,931,579	2,931,579	-	18.7%
683 Capital Management, LLC (5)	912,531	262,499	104,166	5.8%
Robert Butts	768,592	768,592	-	4.9%
Manchester Management Company, LLC (6)	2,530,587	999,999	999,999	15.7%
Manchester Explorer, L.P. (7)	1,645,372	625,000	625,000	10.1%
JEB Partners, L.P. (8)	525,883	208,333	208,333	3.3%
James Besser (9)	192,666	83,333	83,333	1.2%
Morgan Frank (10)	166,666	83,333	83,333	1.1%
Varana Capital Focused, LP (11)	283,520	93,750	-	1.8%
venBio Select Fund LLC (12)	712,500	712,500	-	4.5%

2B LLC (13)	37,500	37,500	-	0.2%
The Sonic Fund II, LP (14)	375,000	375,000	-	2.4%
Acuta Opportunity Fund, LP (15)	52,500	52,500	-	0.3%
Acuta Capital Fund, LP (16)	197,500	197,500	-	1.3%
Kenneth Marks	6,250	6,250	-	nil
John Grimley (17)	83,333	-	83,333	0.5%
Overall LLC (18)	250,000	125,000	125,000	1.6%
Rodney & June Baber (19)	20,833	-	20,833	0.1%
Aranea Partners, Inc. (20)	50,000	-	50,000	0.3%

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(1)	Based on 15,680,663 shares of common stock outstanding as of August 1, 2017 . Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that it is a direct or indirect beneficial owner of those shares.
(2)	Post-offering percentage ownership calculations assume that all common shares being offered under this prospectus are sold..
(3)	Southpoint Capital Advisors, LP, 623 Fifth Avenue, Suite 2503, New York, New York 10022. John S. Clark, II holds dispositive power over the shares owned by Southpoint Capital Advisors, LP.
(4)	Essetifin SpA, Via Sudafrica 20, Rome, Italy 00144. Mario Altali holds dispositive power over the shares owned by Essetifin SpA.
(5)	683 Capital Management, LLC, 595 Madison Avenue, 17th Floor, New York, New York 10025. Ari Zweiman holds dispositive power over the shares owned by 683 Capital Management LLC. The number of shares beneficially owned consists of 808,365 common shares and 104,167 common shares issuable upon exercise of warrants.
(6)	Manchester Management Company, LLC, 131 Charles Street, 1st Floor, Boston Massachusetts 02114. Includes 1,645,372 shares owned by Manchester Explorer, L.P. and 525,883 shares owned by JEB Partners, L.P. Manchester Management holds dispositive power over the shares held by Manchester Explorer, L.P. and JEB Partners, L.P. James Besser and Morgan Frank hold shared dispositive power over the shares held by Manchester Management Company, LLC. Additionally, James Besser owns 192,666 shares for which he has sole dispositive power and Morgan Frank owns 166,666 shares for which he has sole dispositive power.
(7)	Manchester Explorer, L.P., 3 West Hill Place, Boston, MA, 02114. James Besser holds dispositive power over the shares owned by Manchester Explorer, L.P. The number of shares beneficially owned consists of 1,020,372 common shares and 625,000 common shares issuable upon exercise of warrants.
(8)	JEB Partners, L.P., 3 West Hill Place, Boston, MA, 02114. James Besser holds dispositive power over the shares owned by JEB Partners, L.P. The number of shares beneficially owned consists of 317,550 common shares and 208,333 common shares issuable upon exercise of warrants.
(9)	The number of shares beneficially owned consists of 109,333 common shares and 83,333 common shares issuable upon exercise of warrants.
(10)	The number of shares beneficially owned consists of 83,333 common shares and 83,333 common shares issuable upon exercise of warrants.
(11)	Varana Capital Focused, LP, 205 East 42nd Street, 14th Floor, New York, NY 10017. Phillip Broenniman holds dispositive power over the shares owned by Vrana Capital Focused, LP.
(12)	venBio Select Fund LLC, 120 W. 45th Street, Suite 2802, New York, NY 10036. Scott Epstein holds dispositive power over the shares owned by venBIO Select Fund LLC.
(13)	2B LLC, 17-20 Whitestone Expressway, Ste. 403, Whitestone, NY 11357. J. Darius Bikoff and Rony Kalina hold dispositive power over the shares owned by 2B LLC.
(14)	The Sonic Fund II, LP, 400 Hobron Lane #3709, Honolulu, HI 96815. Lawrence Kam holds dispositive power over the shares owned by The Sonic Fund II, LP.
(15)	Acuta Opportunity Fund, LP, 1301 Shoreway Road, Suite 250, Belmont, CA 94002. Manfred Yu holds dispositive power over the shares owned by Acuta Opportunity Fund, LP.
(16)	Acuta Capital Fund, LP, 1301 Shoreway Road, Suite 250, Belmont, CA 94002. Manfred Yu holds dispositive power over the shares owned by Acuta Opportunity Fund, LP.
(17)	The number of shares beneficially owned consists of 83,333 common shares issuable upon exercise of warrants.
(18)	Overall LLC, 29 Commonwealth Avenue, 4th Floor, Boston, MS 02114. Andrew Davis holds dispositive power over the shares owned by Overall LLC. The number of shares beneficially owned consists of 250,000 common shares and 125,000 common shares issuable upon exercise of warrants.
(19)	Rodney and June Baber hold the shares jointly as tenants in common. The number of shares beneficially owned consists of 20,833 common shares issuable upon exercise of warrants.
(20)	Aranea Partners, Inc., 43 Orchard Lane, Colts Neck, NJ 07722. Ryan Aldridge holds dispositive power over the shares owned by Aranea Partners, Inc. The number of shares beneficially owned consists of 39,700 common shares and 20,000 common shares issuable upon exercise of warrants.

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MATERIAL UNITED STATES AND CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THIS OFFERING

The following discussion sets forth certain material United States and Canadian federal income tax consequences resulting from the acquisition, ownership and disposition of Shares by a “U.S. Holder”. For purposes of this discussion, a U.S. Holder means any U.S. person who holds Shares. For purposes of our discussion, a U.S. person is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;
•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or if the trust was in existence on August 20, 1996, and has validly elected to be treated as a U.S. person under applicable Treasury regulations); and
•	for purposes of the Income Tax Act (Canada) (the “Tax Act”) is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold their Shares in connection with carrying on business in Canada (a “Non-Resident Holder”).

Material U.S. Federal Income Tax Considerations

We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this offering. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. The following discussion does not address the tax consequences of this offering under foreign, state, or local tax laws, or the alternative minimum tax provisions or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment. Additionally, the discussion does not consider the tax treatment of persons who hold Shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax. The following discussion does not address possible changes in the federal tax law which may be enacted pursuant to proposals which recently have been made.

THIS DISCUSSION DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Sale, Exchange or Other Disposition of Shares.

This discussion is qualified by the discussions below under the subheading “Tax Consequences if We Are a Passive Foreign Investment Company.”

Gain or loss will be recognized by a U.S. Holder upon the sale, exchange or other disposition of the Shares, in an amount equal to the difference between the amount realized and the tax basis of the Shares. Such gain or loss will be a capital gain or loss and will be considered long-term capital gain or loss if the U.S. Holder's holding period in the Shares is more than one year. Long-term capital gains of certain non-corporate taxpayers generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of Shares generally will have a U.S. source for foreign tax credit purposes unless a tax treaty applies and an election is made by the U.S. Holder.

Tax Consequences if We are a Passive Foreign Investment Company

A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

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The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC.  There can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. shareholder upon the sale (or certain other dispositions) of common stock (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of common stock. In order to avoid this tax consequence, a U.S. shareholder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such shareholder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the common stock and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the common stock. Additionally, if the Company is deemed to be a PFIC, a U.S. shareholder who acquires common stock in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the common stock at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. shareholders should consult their own tax advisors regarding the application of the PFIC rules including eligibility for and the manner and advisability of making certain elections in the event the Company is determined to be a PFIC at any point in time after the date of this report. The Company does not currently intend to take the action necessary for a U.S. shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

Tax Consequences if We are a Controlled Foreign Corporation

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income.

United States persons who might, directly, indirectly or constructively, acquire 10% or more of the shares of the Company or any of its non-U.S. subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Dividends Paid on Shares

Distributions paid on the Shares (including any Canadian taxes withheld) to a U.S. Holder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder’s tax basis in the Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Holders), regardless of whether a payment in Canadian currency is actually converted to US Dollars at that time. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian currency received which is converted into US Dollars subsequent to receipt.

U.S. federal income tax on qualified dividend income paid to non-corporate U.S. holders are taxed at a reduced rates. If a non-corporate U.S. Holder does not hold the Shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on the Shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed above) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income.

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Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Canada and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event the Shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Holders should consult their own tax advisors as to whether any distributions paid on the Shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Canadian Taxes Withheld

Subject to certain conditions and limitations, any Canadian tax withheld or paid with respect to dividends on the Shares generally will be eligible for credit against a U.S. Holder’s United States federal income tax liability at such U.S. Holder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Holder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the Shares generally will be classified as foreign source “passive income” for the purpose of computing a U.S. Holder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Canadian withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income tax withheld or paid, but only for a year in which these U.S. Holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor to determine whether and if it would be entitled to this credit.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay an additional 3.8% tax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Tax Consequences for Non-U.S. Holders of Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, the Shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back up Withholding

A non-corporate U.S. Holder may, under certain circumstances, be subject to information reporting requirements and “backup withholding”, currently at a 28% rate, on cash payments in the United States of dividends on, and the proceeds of disposition of, the Shares. Backup withholding will apply only if a U.S. Holder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such U.S. Holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Material Canadian Federal Income Tax Considerations

Non-Residents of Canada

The following portion of the summary is generally applicable to a U.S. Holder. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

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Disposition of Shares

Upon the disposition of a Share by a U.S. Holder, the U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized unless the Share disposed of constitutes “taxable Canadian property” of the U.S. Holder and the U.S. Holder is not entitled to relief under an applicable tax treaty or convention. Shares will generally not constitute “taxable Canadian property” of such U.S. Holder unless at any time in the preceding 60 months both of the following statements were true: (a) the U.S. Holder, together with persons with whom the U.S. Holder does not deal at arm’s length, held shares and/or rights to acquire shares representing 25% or more of the issued shares of any class of the capital stock of the Company; and (b) more than 50% of the fair market value of the common stock was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii).

U.S. Holders whose Shares constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.

Dividends paid on Shares

Dividends paid, credited or deemed to have been paid or credited on the Shares held by a U.S. Holder will be subject to a Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividends, subject to reduction by any applicable tax convention. Under the tax convention between Canada and the United States (the “Tax Treaty”), the rate of withholding tax on dividends generally applicable to U.S. Holders who beneficially own the dividends is reduced to 15%. In the case of U.S. Holders that are corporations that beneficially own at least 10% of the Company’s voting shares, the rate of withholding tax on dividends generally is reduced to 5%. So-called “fiscally transparent” entities, such as United States limited liability companies, or LLCs, are not entitled to rely on the terms of the Tax Treaty, and therefore do not benefit from these reduced rates, however, reduced rates under the Tax Treaty may apply to members of fiscally transparent entities who would be entitled to rely on the Tax Treaty if they held the Shares directly. Members of such entities are regarded as holding their proportionate share of the Shares held by the entity for the purposes of the Tax Treaty.

PLAN OF DISTRIBUTION

We are registering the common shares issued to the selling stockholders to permit the resale of these common shares by the holders of the common shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the common shares. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We will bear all fees and expenses incident to our registration of the common shares.

The selling stockholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling common shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

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The selling stockholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

In connection with sales of the common shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling stockholders may also sell common shares short and if such short sale shall take place after the date that this prospectus is declared effective by the Commission, the selling stockholders may deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required, the common shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws reasonably agreed to in writing by us; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it.

DESCRIPTION OF SECURITIES REGISTERED

The following is a summary description of the Shares being offered pursuant to this registration statement. You should also refer to our Notice of Articles and Articles, as amended, copies of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

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Pursuant to our Notice of Articles and Articles, as amended, we are authorized to issue an unlimited number of common shares, no par value. Each holder of a Share is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. We have not provided for cumulative voting for the election of directors in our Notice of Articles or Articles, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The holders of outstanding our common shares are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common shares have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common shares are entitled to share in all assets remaining after payment of all liabilities. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that we may designate and issue in the future. Each outstanding common share is, and all common shares to be issued in this offering, when they are paid for, will be fully paid and non-assessable.

Exchange Controls; Restrictions on Voting or Ownership

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to a non-resident holder of our common shares, other than withholding tax requirements discussed in “Material Canadian Federal Income Tax Considerations” above.

There is currently no limitation imposed by the laws of Canada or by our Notice of Articles or Articles on the right of a non-resident to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts will generally not apply except where control of an existing Canadian business or company, which has Canadian assets or revenue over a certain threshold, is acquired and will not apply to trading generally of securities listed on a stock exchange. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common shares was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to (1) our anticipated sources and uses of cash and cash equivalents; (2) our anticipated commencement dates, completion dates and results of clinical trials; (3) our efforts to pursue collaborations with the government, industry groups or other companies; (4) our anticipated progress and costs of our clinical and preclinical research and development programs; (5) our corporate and development strategies; (6) our expected results of operations; (7) our anticipated levels of expenditures; (8) our ability to protect our intellectual property; (9) our ability to fully comply with domestic and international governmental regulation; (10) the anticipated applications and efficacy of our drug candidate; (11) the nature and scope of potential markets for our drug candidate; (12) future legal liability; and (13) our ability to attract and retain key employees. All statements, other than statements of historical fact, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. We include forward-looking statements because we believe that it is important to communicate our expectations to our investors. However, all forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties, including specifically our need to raise money in the very near term and others, as discussed under the caption “Risk Factors” beginning on page 5 of this prospectus. Although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained, and we caution you not to place undue reliance on such statements. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the SEC and EDGAR at http://www.sec.gov (and will be available for inspection and copying at the SEC’s public reference room referred to under the caption “Additional Information” below) and the Canadian securities regulators on SEDAR, at www.sedar.com. The information provided on our website is not part of this prospectus and is therefore not incorporated herein by reference.

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INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

Business Overview

Fennec Pharmaceuticals Inc. (“Fennec,” the “Company,” “we,” “us,” or “our”) is a biopharmaceutical company focused on the development of Sodium Thiosulfate (“STS”) for the prevention of platinum-induced ototoxicity in pediatric cancer patients. We incorporated under the Canada Business Corporations Act ("CBCA”) in September 1996. Effective on August 25, 2011, the Company continued from the Canada Business Corporations Act to the Business Corporations Act (British Columbia) (the “Continuance”). The Continuance was approved by the shareholders of Fennec at the Company's June 2011 Annual and Special Meeting and by resolution of the Board of Directors on August 10, 2011. We have three wholly-owned subsidiaries: Oxiquant, Inc. and Fennec Pharmaceuticals, Inc., both Delaware corporations, and Cadherin Biomedical Inc., a Canadian company. With the exception of Fennec Pharmaceuticals, Inc., all subsidiaries are inactive.

On June 8, 2017, the Company completed the closing of a non-brokered private placement (the “Offering”) of 1,900,000 common shares for gross proceeds of $7.6 million. Each common share was issued at a price of $4.00 per share.

On May 16, 2016, the Company completed the closing of a non-brokered private placement (the “Offering”) of 2,631,579 common shares for gross proceeds of $5.0 million to Essetifin, SpA. Each common share was issued at a price of $1.90 per share.

Lead Product Candidate

The following is our only lead product candidate in the clinical stage of development:

•	Sodium Thiosulfate (STS) – a water soluble thiol compound that acts as a chemical reducing agent, recently completed patient enrollment of two Phase III clinical trials for the prevention of cisplatin induced hearing loss, or ototoxicity in children.

We continue to focus efforts on the development of STS.

Sodium Thiosulfate (STS)

We have licensed from Oregon Health & Science University (“OHSU”) intellectual property rights for the use of STS as a chemoprotectant, and are developing STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents in children. Preclinical and clinical studies conducted by OHSU and others have indicated that STS can effectively reduce the incidence of hearing loss caused by platinum-based anti-cancer agents. We have received Orphan Drug Designation in the United States of America (the “U.S.” or the “United States”) for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, permanent and often severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, often receive intensive platinum-based therapy and may experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at OHSU have conducted Phase I and Phase II studies which have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at OHSU, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%.

STS has been studied by cooperative groups in two Phase III clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

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SIOPEL 6

In October 2007, we announced that our collaborative partner, the International Childhood Liver Tumour Strategy Group, known as SIOPEL, a multi-disciplinary group of specialists under the umbrella of the International Society of Pediatric Oncology, had launched a randomized Phase III clinical trial ("SIOPEL 6") to investigate whether STS reduces hearing loss in standard risk hepatoblastoma (liver) cancer patients receiving cisplatin as a monotherapy.

The study was initiated in October 2007 initially in the United Kingdom and through the end of 2014, 45 sites from 12 countries enrolled 109 evaluable patients. Under the terms of our agreement, SIOPEL will conduct and fund all clinical activities and we will provide drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. Interim efficacy results on response to chemotherapy are evaluated after every 20 patients and reviewed by the Independent Data Monitoring Committee (the “IDMC”). The IDMC was established to assess any potential concern of an adverse effect of STS on the efficacy of the cisplatin chemotherapy and to review safety according to protocol pre-specified patient numbers. In February 2015, the IDMC recommended the continuation of SIOPEL 6 after conducting their final safety review on 100 patients. Previously, the IDMC reached a similar conclusion after reviewing the safety of 20, 40, 60 and 80 patients and their current recommendation on 100 patients to continue the clinical trial represents the last and final safety review. Patient recruitment has now been completed and the efficacy outcome based on audiometric results will be evaluated on an ongoing basis as each child reaches the age of 3.5 years. Results for the audiology primary end point with a p-value of 0.045 will be tested with final readout of data expected in the fourth quarter of 2017.

The primary objectives of SIOPEL 6 are:

•	To assess the efficacy of STS to reduce the hearing impairment caused by cisplatin
•	To carefully monitor any potential impact of STS on response to cisplatin and survival

SIOPEL 6 - Preliminary Results - ASCO 2016

Newly diagnosed patients with standard risk hepatoblastoma were treated with weekly cycles of Cisplatin (Cis) every two weeks, including 4 chemotherapy courses before primary tumor resection and 2 courses after surgery. Patients were randomized to Cisplatin alone (Cis) or Cisplatin and STS(Cis+STS). Cisplatin of 80 mg/m2 was administered intravenously over 6 hours. STS was administered intravenously exactly 6 hours after stop of Cisplatin over 15 minutes at 20 g/m2. Tumor response was assessed after 2 and 4 cycles pre-operative with serum Alpha-fetoprotein (“AFP”) and liver imaging. In case of progression after 2 cycles, STS was stopped and doxorubicin 60 mg/m2 continuous infusion over 48 hours added. The primary endpoint is centrally reviewed absolute hearing threshold, at the age of ≥ 3.5 years, by pure tone audiometry. The trial has 80% power to detect a reduction in hearing loss defined as Brock grade ≥ 1 from 60% of patients with Cisplatin to 35% with Cisplatin plus STS. The interim efficacy results indicate the following: i) that it is safe to deliver Sodium Thiosulfate for otoprotection in standard risk hepatoblastoma treated according to the SIOPEL 6 regimen; ii) there is no evidence of tumor protection and iii) the interim results of the first 68 patients achieving centrally reviewed pure tone audiometry at or above 3.5 years of age were encouraging. Efficacy results at the end treatment for the 109 evaluable patients (52 Cisplatin, 57 Cisplatin plus STS) were complete response/partial response/progressive disease for Cisplatin: 85%/8%/5% and for Cisplatin plus STS: 91%/9%/0%, respectively.

RESULTS

109 patients (52 Cis and 57 Cis+STS) were recruited at trial closure in December 2014. The combination of Cis+STS was generally well tolerated. The median follow up is 34 months and provisional two year event free survival (“EFS”) is Cis 86.3% and Cis+STS 89.0%; two year overall survival (“OS”) is Cis 91.4% and Cis+STS 97.7%. Treatment failure defined as progressive disease (“PD”) at 4 cycles was equivalent in both arms (5 Cis; 5 Cis+STS). Status at last follow-up (February 2016), 5 patients had died (4 Cis; 1 Cis+STS).

COG ACCL0431

In March 2008, we announced the activation of a Phase III trial with STS to prevent hearing loss in children receiving cisplatin-based chemotherapy in collaboration with the Children’s Oncology Group (“COG ACCL0431”). The goal of this Phase III study is to evaluate in a multi-centered, randomized trial whether STS is an effective and safe means of preventing hearing loss in children receiving cisplatin-based chemotherapy for newly diagnosed germ cell, liver (hepatoblastoma), brain (medulloblastoma), nerve tissue (neuroblastoma) or bone (osteosarcoma) cancers. Eligible children, one to eighteen years of age, who are to receive cisplatin according to their disease-specific regimen and, upon enrollment in this study, will be randomized, with some receiving STS and others not receiving STS. The efficacy of STS will be determined through comparison of hearing sensitivity at follow-up appointments relative to baseline measurements using standard audiometric techniques. The Children’s Oncology Group is responsible for funding the clinical activities for the study and we are responsible for providing the drug, drug distribution and pharmacovigilance, or safety monitoring, for the study. The trial completed enrollment of 131 pediatric patients in the first quarter of 2012. The final results of COG ACCL0431 were published in Lancet Oncology in December 2016.

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COG ACCL0431 - Results

COG Study ACCL0431, “A Randomized Phase III Study of Sodium Thiosulfate for the Prevention of Cisplatin-Induced Ototoxicity in Children,” finished enrollment of 131 patients, of which 126 were eligible patients in Q1 2012. The patients had been previously diagnosed with childhood cancers.

The primary endpoint was to evaluate the efficacy of STS for prevention of hearing loss in children receiving cisplatin chemotherapy (hypothesis: 50% relative reduction in hearing loss).

Secondary endpoints included:

•	Comparing change in mean hearing thresholds
•	Comparing incidence of other Grade 3/4 toxicities (renal and hematological)
•	Monitoring Event Free Survival (EFS) and Overall Survival (OS) in two groups

126 eligible subjects were enrolled with germ cell tumor (32), osteosarcoma (30), neuroblastoma (26), medulloblastoma (26), hepatoblastoma (7) or other (5) diseases. Of these, 104 subjects (64 male and 29 <5 years old) were evaluable for the primary endpoint.

Subjects were randomized either to no treatment (control) or treatment with STS 16 grams/m2 IV over 15 minutes, 6 hours after each cisplatin dose. Hearing was measured using standard audiometry for the relevant age and data were reviewed centrally using American Speech-Language-Hearing Association criteria.

The proportion of subjects with hearing loss assessed at 4 weeks post the final cisplatin dose (primary endpoint) and EFS/OS (log-rank test, 2-year cumulative estimates and Cox proportional hazards model) were compared between the two groups.

•	The proportion of hearing loss for STS vs. Control was 28.6% (14/49) vs. 56.4% (31/55), respectively (p=0.00022).
•	Including all 126 subjects at median post-enrollment follow-up of 3 years for censored patients, EFS for STS vs. Control was 54% vs. 64% (p=0.36); OS was 70% vs. 87% (p=0.07).

A subset analysis by extent of disease determined post hoc was performed:

•	For subjects with localized disease, EFS for STS (N=40) vs. Control (N=38) was 60% vs. 66% (p=0.73); Hazard Ratio (“HR”) 1.14; OS was 83% vs. 89% (p=0.48); HR 1.09.
•	For those with disseminated (metastatic) disease, EFS for STS (N=21) vs. Control (N=26) was 42% vs. 61% (p=0.16); HR 1.80; OS was 45% vs. 84%; HR 4.10.

COG ACCL0431 - CONCLUSIONS

•	STS protects against cisplatin-induced hearing loss in children, especially for those < 5 years old.
•	Further research including the final results of SIOPEL 6 study is needed to define the appropriate role for sodium thiosulfate among emerging otoprotection strategies.

Intellectual Property

Patents are important to developing and protecting our competitive position. Our general policy is to seek patent protection in the United States, major European countries, Japan, Canada and other jurisdictions as appropriate for our compounds and methods. U.S. patents, as well as most foreign patents, are generally effective for 20 years from the date the earliest (priority) application was filed; however, U.S. patents that issue on applications filed before June 8, 1995 may be effective until 17 years from the issue date, if that is later than the 20 year date. In some cases, the patent term may be extended to recapture a portion of the term lost during the U.S. Food and Drug Administration (“FDA”) regulatory review or because of U.S. Patent and Trademark Office, or USPTO, delays in prosecuting the application. The duration of foreign patents varies similarly, in accordance with local law.

Currently, we have licensed from Oregon Health and Science University one U.S. and nine foreign patents which expire in Europe in 2021, with an additional 1 patent pending. In addition, periods of marketing exclusivity for STS may also be possible in the United States under orphan drug status and in Europe under European Market Exclusivity for Pediatric Use. We obtained U.S. Orphan Drug Designation for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients in 2004.

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Our success is significantly dependent on our ability to obtain and maintain patent protection for our product candidate, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies, in general, is highly uncertain and involves complex legal and factual questions, which often results in apparent inconsistencies regarding the breadth of claims allowed and general uncertainty as to their legal interpretation and enforceability. Further, our principal candidate STS, is based on previously known compounds, and the candidates or products that we develop in the future may include or be based on the same or other compounds owned or produced by other parties, some or all of which may not be subject to effective patent protection. In addition, regimens that we may develop for the administration of pharmaceuticals, such as specifications for the frequency, timing and amount of dosages, may not be patentable. Accordingly, our patent applications may not result in patents being issued and issued patents may not afford effective protection. In addition, products or processes that we develop may turn out to be covered by third party patents, in which case we may require a license under such patents if we intend to continue the development of those products or processes.

Our patent position and proprietary rights are subject to certain risks and uncertainties. Please read the “Risk Factors” section of this prospectus for information about certain risks and uncertainties that may affect our patent position and proprietary rights.

We also rely upon unpatented confidential information to remain competitive. We protect such information principally through confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisers. In the case of our employees, these agreements also provide, in compliance with relevant law, that inventions and other intellectual property conceived by such employees during their employment shall be our exclusive property.

Corporate Relationships

License Agreement with Oregon Health & Science University

On February 20, 2013, Fennec entered into a new exclusive license agreement with OHSU for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans (the "New OHSU Agreement").

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to us, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that we exclusively licensed from OHSU that expire in Europe, Canada and Australia in 2021 and are currently pending in the United States and Japan. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

On May 18, 2015, Fennec negotiated an amendment ("Amendment 1") to the exclusive license agreement with Oregon Health & Science University ("OHSU"). Amendment 1 expands the New OHSU Agreement to include the use of N-acetylcysteine as a standalone therapy and/or in combination with Sodium Thiosulfate ("STS") for the prevention of ototoxicity induced by chemotherapeutic agents to treat cancers. Further, Amendment 1 adjusts select milestone payments entered in the OHSU Agreement including but not limited to the royalty rate on net sales for licensed products, royalty rate from sublicensing of the licensed technology and the fee payable upon the regulatory approval of a licensed product. The term of Amendment 1 under the OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Fennec or 8 years, whichever is later. In the event a licensed product obtains regulatory approval and is covered by the Orphan Drug Designation, the parties will in good faith amend the term of the agreement.

Competition

Competition in the biotechnology and pharmaceutical industries is intense. We expect that if our product candidate achieves regulatory approval for sale, it will compete on the basis of drug efficacy, safety, patient convenience, reliability, ease of manufacture, price, marketing, distribution, and patent protection, among other variables. Our competitors may develop technologies or drugs that are more effective, safer or more affordable than any we may develop.

There are a number of different approaches to the development of therapeutics for the treatment of cancer that are currently being used and studied. These approaches include: (i) surgery to excise the cancerous tissue; (ii) radiation therapy, which attacks cancerous cells but does not easily distinguish between healthy and diseased cells; (iii) chemotherapy, which works by preventing a cancerous cell from dividing or by killing cells that quickly divide; (iv) immunotherapy, which stimulates the body’s immune system to respond to the disease; and (v) hormone therapy, which may slow the growth of cancer cells or even kill them.

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We are aware of a number of companies engaged in the research, development and testing of new cancer therapies or means of increasing the effectiveness of existing therapies, including, among many others, Amgen, AstraZeneca, Bayer, Bristol-Myers Squibb, Eli Lilly, Eisai, Merck KGaA, Novartis, Johnson & Johnson, Pfizer, Roche, Taiho and Sanofi-Aventis. Some of these companies have products that have already received, or are in the process of receiving, regulatory approval or are in later stages of clinical development than our product. Many of them have much greater financial resources than we do. Many of these companies have marketed drugs or are developing targeted cancer therapeutics which, depending upon the mechanism of action of such agents, could be viewed as competitors.

We are not aware of any commercially available agents that reduce the incidence of hearing loss associated with the use of platinum-based anti-cancer agents, for which purpose we are developing STS. There are several potential competitive agents with activity in preclinical or limited clinical settings. These include: D-methionine, an amino acid that has been shown to protect against hearing loss in experimental settings but was demonstrated to be inferior to STS in comparative studies; SPI-3005, an oral agent primarily being developed by Sound Pharmaceuticals for noise and age-related hearing loss but in early Phase II trials for chemotherapy related hearing loss, which mimics glutathione peroxidase and induces the intracellular induction of glutathione; N-acetylcysteine and amifostine, which have shown effectiveness (but less than STS) in experimental systems; and Vitamin E, salicylate and tiopronin, which have all demonstrated moderate activity in rat models to protect against cisplatin-induced ototoxicity, but no clinical trials have been performed. Cochlear implants, which are small electronic devices that are surgically placed in the inner ear to assist with certain types of deafness, are utilized to offer some relief but are often suboptimal.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. In addition, many of these competitors have extensive experience with preclinical testing and human clinical trials and in obtaining regulatory approvals. In addition, many of the smaller companies that compete with us have formed collaborative relationships with large, established companies to support the research, development, clinical trials and commercialization of any products that they may develop. We may rely on third parties to commercialize the products we develop, and our success will depend in large part on the efforts and competitive merit of these collaborative partners. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to those we seek to develop. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. The existence of competitive products, including products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of any products that we may develop.

Government Regulation

The production and manufacture of our product candidate and our research and development activities are subject to significant regulation for safety, efficacy and quality by various governmental authorities around the world. Before new pharmaceutical products may be sold in the U.S. and other countries, clinical trials of the product must be conducted and the results submitted to appropriate regulatory agencies for approval. Clinical trial programs must establish efficacy, determine an appropriate dose and regimen, and define the conditions for safe use. This is a high-risk process that requires stepwise clinical studies in which the candidate product must successfully meet predetermined endpoints. In the U.S., the results of the preclinical and clinical testing of a product are then submitted to the FDA in the form of a Biologics License Application or a New Drug Application. In response to these submissions, the FDA may grant marketing approval, request additional information or deny the application if it determines the application does not provide an adequate basis for approval. Similar submissions are required by authorities in other jurisdictions who independently assess the product and may reach the same or different conclusions.

The receipt of regulatory approval often takes a number of years, involves the expenditure of substantial resources and depends on a number of factors, including the severity of the disease in question, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. On occasion, regulatory authorities may require larger or additional studies, leading to unanticipated delay or expense. Even after initial approval from the FDA or other regulatory agencies has been obtained, further clinical trials may be required to provide additional data on safety and effectiveness. Additional trials are required to gain clearance for the use of a product as a treatment for indications other than those initially approved. Furthermore, the FDA and other regulatory agencies require companies to disclose clinical trial results. Failure to disclose such results within applicable time periods could result in penalties, including civil monetary penalties.

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In Canada, these activities are subject to regulation by Health Canada’s Therapeutic Products Directorate, or TPD, and the rules and regulations promulgated under the Food and Drug Act. In the United States, drugs and biological products are subject to regulation by the FDA. The FDA requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products and governmental review and approval of results prior to marketing therapeutic products. Additionally, the FDA requires adherence to “Good Laboratory Practices” as well as “Good Clinical Practices” during clinical testing and “Good Manufacturing Practices” and adherence to labeling and supply controls. The systems of new drug approvals in Canada and the United States are substantially similar, and are generally considered to be among the most rigorous in the world.

Generally, the steps required for drug approval in Canada and the United States, specifically in cancer related therapies, include:

•	Preclinical Studies: Preclinical studies, also known as non-clinical studies, primarily involve evaluations of pharmacology, toxic effects, pharmacokinetics and metabolism of a drug in animals to provide evidence of the relative safety and bioavailability of the drug prior to its administration to humans in clinical studies. A typical program of preclinical studies takes 18 to 24 months to complete. The results of the preclinical studies as well as information related to the chemistry and comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug, application to the FDA, a Clinical Trial Application to the TPD, or similar submission to other foreign regulatory bodies. This is necessary in Canada, the United States and most other countries prior to undertaking clinical studies. Additional preclinical studies are conducted during clinical development to further characterize the toxic effects of a drug prior to submitting a marketing application.
•	Phase I Clinical Trials: Most Phase I clinical trials take approximately one year to complete and are usually conducted on a small number of healthy human subjects to evaluate the drug’s safety, tolerability and pharmacokinetics. In some cases, such as cancer indications, Phase I clinical trials are conducted in patients rather than healthy volunteers.
•	Phase II Clinical Trials: Phase II clinical trials typically take one to two years to complete and are generally carried out on a relatively small number of patients, generally between 15 and 50, in a specific setting of targeted disease or medical condition, in order to provide an estimate of the drug’s effectiveness in that specific setting. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a somewhat larger group of patients. Phase II testing frequently relates to a specific disease, such as breast or lung cancer. Some contemporary methods of developing drugs, particularly molecularly targeted therapies, do not require broad testing in specific diseases, and instead permit testing in subsets of patients expressing the particular marker. In some cases, such as cancer indications, the company sponsoring the new drug may submit a marketing application to seek accelerated approval of the drug based on evidence of the drug’s effect on a “surrogate endpoint” from Phase II clinical trials. A surrogate endpoint is a laboratory finding or physical sign that may not be a direct measurement of how a patient feels, functions or survives, but is still considered likely to predict therapeutic benefit for the patient. If accelerated approval is received, the company sponsoring the new drug must continue testing to demonstrate that the drug indeed provides therapeutic benefit to the patient.
•	Phase III Clinical Trials: Phase III clinical trials typically take two to four years to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease. These studies involve conducting controlled testing and/or uncontrolled testing in an expanded patient population, numbering several hundred to several thousand patients, at separate test sites, known as multi-center trials, to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide a basis for drug labeling. Phase III trials are generally the most time consuming and expensive part of a clinical trial program. In some instances, governmental authorities, such as the FDA, will allow a single Phase III clinical trial to serve as a pivotal efficacy trial to support a Marketing Application.
•	Marketing Application: Upon completion of Phase III clinical trials, the pharmaceutical company sponsoring the new drug assembles all the chemistry, preclinical and clinical data and submits it to the TPD or the FDA as part of a New Drug Submission in Canada or a New Drug Application, in the United States. The marketing application is then reviewed by the applicable regulatory body for approval to market the product. The review process generally takes twelve to eighteen months.

Any clinical trials that we conduct may not be successfully completed, either in a satisfactory time period or at all. The typical time periods described above may vary substantially and may be materially longer. In addition, the FDA and its counterparts in other countries have considerable discretion to discontinue trials if they become aware of any significant safety issues or convincing evidence that a therapy is not effective for the indication being tested. It is possible the FDA and its counterparts in other countries may not (i) allow clinical trials to proceed at any time after receiving an Investigational New Drug application, (ii) allow further clinical development phases after authorizing a previous phase, or (iii) approve marketing of a drug after the completion of clinical trials.

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While European, U.S. and Canadian regulatory systems require that medical products be safe, effective, and manufactured according to high quality standards, the drug approval process in Europe differs from that in the United States and Canada and may require us to perform additional preclinical or clinical testing regardless of whether FDA or TPD approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA or TPD approval. European Union Regulations and Directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using either the centralized procedure of the European Agency for the Evaluation of Medicinal Products, or EMEA, or the decentralized, mutual recognition process. The centralized procedure, which is mandatory for some biotechnology derived products, results in an approval recommendation from the EMEA to all member states, while the European Union mutual recognition process involves country by country approval.

Good Clinical Practices

The FDA and other regulatory agencies promulgate regulations and standards, commonly referred to as current Good Clinical Practices for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. The FDA and other regulatory agencies enforce Good Clinical Practices through periodic inspections of trial sponsors, principal investigators and trial sites. If our study sites fail to comply with applicable Good Clinical Practices, the clinical data generated in our clinical trials may be deemed unreliable and relevant regulatory agencies may require us to perform additional clinical trials before approving our marketing applications.

Good Manufacturing Practices

The FDA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biological products prior to approving a product. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. All facilities and manufacturing techniques that may be used for the manufacture of our products must comply with applicable regulations governing the production of pharmaceutical products known as "Good Manufacturing Practices."

Orphan Drug Act

Under the U.S. Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product. Legislation similar to the U.S. Orphan Drug Act has been enacted in other countries, including within the European Union.

Pediatric Marketing Use Authorization (“PUMA”)

The PUMA approval is granted by the European Medicines Agency and is intended exclusively for pediatric (patients under 18 years of age) use. PUMA approval is valid in all countries within the European Economic Area. The PUMA process was established to make it more efficient for pharmaceutical companies to market drugs for children. New data for PUMA drugs are protected for 10 years and the applications are, in part, exempt from fees.

Other Laws

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Research and Development

Our research and development efforts have been focused on the development of STS since 2013.

We have established relationships with contract research organizations, universities and other institutions, which we utilize to perform many of the day-to-day activities associated with our drug development. Where possible, we have sought to include leading scientific investigators and advisors to enhance our internal capabilities. Research and development issues are reviewed internally by our executive management and supporting scientific staff.

Research and development expenses totaled $0.5 million and $0.3 million for the fiscal years ended December 31, 2016 and 2015, respectively.

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Our product candidate still requires significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our product candidate, we are subject to risks of failure that are inherent in the development of products based on innovative technologies. For example, it is possible that this product will be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances. There is a risk that our product candidate will be uneconomical to manufacture or market or will not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our product candidate or that others will market a superior or equivalent product. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of this product candidate. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidate, if ever.

Per Item 101, please include disclosure relating to the Company’s plan of operation for the remainder of this fiscal year (e.g. cash requirements, product research and development, changes in number of employees, etc.) and the first six months of the next fiscal year (assuming this Form S-1 is being filed in Q3).

Employees

At December 31, 2016, we had three employees (our Chief Executive Officer, Chief Financial Officer and Controller). These employees are employed on a full-time basis and there are no part-time employees. The company uses independent contractors to perform certain daily operations of the company.

DESCRIPTION OF PROPERTY

We lease office space in Research Triangle Park, North Carolina. The current monthly lease payments are approximately $200 and the lease is terminable with 30 days’ notice.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common shares currently trade in the U.S. on the OTCQB Market under the trading symbol “FENCF”, and has traded in Canada on the TSX under the trading symbol “FRX” since September 3, 2014. The following table sets forth the quarterly high and low market closing prices, and average daily trading volume on the OTCQB and the TSX, for the periods presented:

	OTC Market: OTCQB (in U.S. dollars)			Toronto Stock Exchange (in Canadian dollars)
	High $	Low $	Volume	High $	Low $	Volume
Fiscal 2017:
Quarter ended 03/31/17	$3.14	$1.95	1,402	$4.10	$2.42	2,543
Fiscal 2015:
Quarter ended 12/31/16	$2.18	$1.64	1,821	$2.85	$2.21	1,576
Quarter ended 09/30/16	2.30	1.85	4,469	3.15	2.41	2,060
Quarter ended 06/30/16	3.05	1.66	1,641	3.85	2.18	6,509
Quarter ended 03/31/16	$2.06	$1.13	1,617	$2.85	$1.65	2,453
Fiscal 2015:
Quarter ended 12/31/15	$2.05	$0.29	2,341	$2.91	$1.48	3,465
Quarter ended 09/30/15	2.48	2.01	2,614	3.26	2.65	3,415
Quarter ended 06/30/15	2.57	2.06	2,965	3.24	2.50	2,544
Quarter ended 03/31/15	$2.86	$2.00	4,698	$3.55	$2.51	4,598

As of August 1, 2017, the last reported sale of our common shares on the TSX was CAD$7.65 per share and the last reported sale on the OTCQB was $5.99 per share.

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Record Holders

As of August 1, 2017, there were 61 shareholders of record of our common shares, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC, and one of which was The Canadian Depository for Securities Limited, or CDS.  All of our common shares held by brokerage firms, banks and other financial institutions in the U.S. or Canada as nominees for beneficial owners are considered to be held of record by Cede & Co. in respect of brokerage firms, banks and other financial institutions located in Canada.  Cede & Co. and CDS are each considered to be one shareholder of record.

Dividend Policy

We have never declared or paid cash dividends on our common shares.  We currently expect to retain future earnings, if any, for use in the operation and expansion of business and do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The discussion below contains forward-looking statements regarding our financial condition and our results of operations that are based upon our annual consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles within the United States, or U.S. GAAP, and applicable U.S. Securities and Exchange Commission, or SEC, regulations for financial information. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable. See “Risk Factors” beginning on page 5 of this prospectus and “Cautionary Statement Regarding Forward Looking Statements” on page 23 of this prospectus.

Overview

The following is our only lead product candidate in the clinical stage of development:

•	Sodium Thiosulfate (STS) – a water soluble thiol compound that acts as a chemical reducing agent, recently completed patient enrollment of two Phase III clinical trials for the prevention of cisplatin induced hearing loss, or ototoxicity in children.

We continue to focus efforts on the development of STS.

We have licensed from Oregon Health & Science University (“OHSU”) intellectual property rights for the use of STS as a chemoprotectant, and are developing STS as a protectant against the hearing loss often caused by platinum-based anti-cancer agents in children. Preclinical and clinical studies conducted by OHSU and others have indicated that STS can effectively reduce the incidence of hearing loss caused by platinum-based anti-cancer agents. We have received Orphan Drug Designation in the United States for the use of STS in the prevention of platinum-induced ototoxicity in pediatric patients.

Hearing loss among children receiving platinum-based chemotherapy is frequent, permanent and often severely disabling. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. In addition, adults undergoing chemotherapy for several common malignancies, including ovarian cancer, testicular cancer, and particularly head and neck cancer and brain cancer, often receive intensive platinum-based therapy and may experience severe, irreversible hearing loss, particularly in the high frequencies.

Investigators at OHSU have conducted Phase I and Phase II studies which have shown STS reduces the hearing loss associated with platinum-based chemotherapy. In one study at OHSU, the need for hearing aids to correct high frequency hearing loss was reduced from about 50% to less than 5%.

Patient enrollment for STS has completed in both COG ACCL0431 and SIOPEL 6, which are both Phase III trials of STS. The preliminary results of COG ACCL0431 were presented in the second quarter of 2014 and the final results were published in Lancet Oncology in December 2016. The preliminary safety and efficacy results on SIOPEL 6 were presented during the second quarter of 2016 at ASCO.

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We have not received and do not expect to have significant revenues from our product candidate until we are either able to sell our product candidate after obtaining applicable regulatory approvals or we establish collaborations that provide us with up-front payments, licensing fees, milestone payments, royalties or other revenue. We generated a net loss of $2.8 million for the year ended December 31, 2016 and had a non-cash gain on derivative liabilities of $0.05 million. We generated a net loss of approximately $0.7 million for the year ended December 31, 2015 (there was a non-cash gain on the change in derivative liability of $1.2 million). As of December 31, 2016, our accumulated deficit was approximately $114.3 million.

As a result of our limited financial resources we have postponed or terminated many of our previously planned or ongoing clinical development programs. We continue to pursue various strategic alternatives, including collaborations with other pharmaceutical and biotechnology companies. As a result, there is uncertainty regarding our ability to continue as a going concern. Our projections of our capital requirements are subject to substantial uncertainty. More capital than we anticipated may be required thereafter. To finance our continuing operations, we will need to raise substantial additional funds through either the sale of additional equity, the issuance of debt, the establishment of collaborations that provide us with funding, the out-license or sale of certain aspects of our intellectual property portfolio or from other sources. Given current economic conditions, we might not be able to raise the necessary capital or such funding may not be available on financially acceptable terms if at all. If we cannot obtain adequate funding in the future, we might be required to further delay, scale back or eliminate certain research and development studies, consider business combinations or even shut down some, or all, of our operations.

Our operating expenses will depend on many factors, including the progress of our drug development efforts and the implementation of further cost reduction measures. Our research and development expenses, which include expenses associated with our clinical trials, drug manufacturing to support clinical programs, salaries for research and development personnel, stock-based compensation, consulting fees, sponsored research costs, toxicology studies, license fees, milestone payments, and other fees and costs related to the development of our product candidate, will depend on the availability of financial resources, the results of our clinical trials and any directives from regulatory agencies, which are difficult to predict. Our general and administration expenses include expenses associated with the compensation of employees, stock-based compensation, professional fees, consulting fees, insurance and other administrative matters associated in support of our drug development programs.

On June 8, 2017 and May 16, 2016, we completed private placements of our common shares for gross proceeds of $7.6 million and $5.0 million, respectively, which we plan to use for further development of STS and working capital. We expect that further development of STS will require additional capital beyond the amounts raised in these private placements.

Results of Operations

Quarter ended March 31, 2017 versus March 31, 2016

	Quarter Ended		Quarter Ended		Increase
In thousands of U.S. Dollars	March 31, 2017%		March 31, 2016%		(Decrease)
Revenue	$-		$-		$-
Operating expenses:
Research and development	225	29%	47	10%	178
General and administration	546	71%	407	90%	139
Total operating expense	771	100%	454	100%	317
Loss from operations	(771)		(454)		(317)
Unrealized (loss)/gain on derivatives	(37)		43		(80)
Other loss	(1)		(9)		8
Interest income and other	3		-		3
Net loss and total comprehensive loss	$(806)		$(420)		$(386)

Research and development expenses for the three months ended March 31, 2017 were $0.2 million above the same period in the prior year. This increase relates primarily to drug manufacturing activities and preparations for registration batches upon release of the SIOPEL 6 results expected in late 2017.

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General and administrative expenses increased over same period in 2016. There were increases in director and key employee compensation during the quarter ended March 31, 2017 over same quarter in 2016 as the Company made efforts to align our director and key employee compensations to that of companies of similar market capitalizations in similar industries. Travel and regulatory consulting also increased during the quarter ended March 31, 2017 over the same period in 2016 as the company prepares for trial results expected in late 2017. During the quarter ended March 31, 2017, there were also increases in non-cash equity compensation expenses for employees and contractors as compared with the same period in 2016.

The Company recorded an unrealized loss on derivatives of $37 in the three months ended March 31, 2017 compared to the same three months ended in 2016 where there was an unrealized gain of $43. The change results from derivative liabilities on the balance sheet and is associated with a small amount of Canadian dollar denominated options. These option derivatives have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as an unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Fiscal 2016 versus Fiscal 2015

	Fiscal Year Ended		Fiscal year Ended		Increase
In thousands of U.S. Dollars	December 31, 2016%		December 31, 2015%		(Decrease)
Revenue	$-		$-		$-
Operating expenses:
Research and development	472	16%	256	14%	216
General and administration	2,399	84%	1,634	86%	765
Total operating expense	2,871	100%	1,890	100%	981
Other income	48		1,237		(1,189)
Sale of Eniluracil	40		-		40
Other loss	(14)		(9)		(5)
Interest income and other, net	8		3		5
Net income (loss)	$(2,789)		$(659)		$(2,130)

•	Research and development expenses were higher in fiscal 2016, as compared to fiscal 2015 primarily due to drug manufacturing activities related to the preparation for registration batches upon release of the study results from SIOPEL 6 in late 2017.
•	The $0.80 million increase in general and administrative expenses are attributed to a rise in compensation to officers, directors and key contract employees. Most of this increase relates to non-cash equity based compensation that was granted and vested during the year. Of the $0.70 million issued in equity based compensation, $0.35 million of that relates to expense recognized with extending the expiration dates of existing options issued to executives and directors. The rest relates to increases in remuneration paid to officers and directors as the Company moved to brings its compensation for key individuals in line with industry benchmarks.
•	Other income fell by $1.2 million as a result of the expiration of all remaining derivative warrants carried on the books. The company has a very small number of derivative options outstanding. Changes in the valuation associated with these options are not expected to have a significant impact on the Company’s financial statements for the remaining life of these derivatives. The weighted average term of all remaining derivative liabilities is 1.08 years.
•	The Company completed the sale of certain intellectual property, data and other assets related to Eniluracil and Adh-1 technologies and development programs for a gain of $40.
•	Interest income increased slightly in fiscal 2016, as compared to 2015 due to a higher average cash balance for the comparable periods.

The following table presents selected consolidated financial data for each of the last eight quarters through March 31, 2017, as prepared under U.S. GAAP (dollars in thousands, except per share information).

Period	Net Loss for the Period	Basic Net Loss per Common Share	Diluted Net Loss per Common Share
June 30, 2015	(173)	(0.02)	(0.02)
September 30, 2015	(123)	(0.01)	(0.01)
December 31, 2015	(540)	(0.05)	(0.05)
March 31, 2016	(420)	(0.04)	(0.04)
June 30, 2016	(724)	(0.06)	(0.06)
September 30, 2016	(502)	(0.04)	(0.04)
December 31, 2016	(1,143)	(0.08)	(0.08)
March 31, 2017	(806)	(0.06)	(0.06)

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Liquidity and Capital Resources

U.S. Dollars in thousands Selected Asset and Liability Data:	As at March 31, 2017	As at December 31, 2016
Cash and equivalents	$3,251	$3,926
Other current assets	37	46
Current liabilities excluding derivative liability	356	369
Derivative warrant liability	71	33
Working capital [current assets – current liabilities excluding derivative liability]	2,932	3,603

Selected Equity:
Common stock	$74,515	$74,515
Accumulated deficit	(115,128)	(114,322)
Stockholders’ equity	2,861	3,570

Cash and cash equivalents were $3,251 at March 31, 2017 and $3,926 at December 31, 2016. The decrease in cash and cash equivalents between March 31, 2017 and December 31, 2016 relates completely to cash spent on research and development and general and administrative activities. No options or warrants were exercised during the quarter ended March 31, 2017.

The following table illustrates a summary of cash flow data for the three month periods of March 31, 2017 and 2016:

U.S. Dollars in thousands Selected Cash Flow Data	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Net cash used in operating activities	$(675)	$(499)
Net cash provided from financing activities	-	-
Net cash provided from investing activities	-	-
(Decrease)/increase in cash and cash equivalents	$(675)	$(499)

Net cash used in operating activities for the three months ended March 31, 2017 was $675, as compared to $499 during the same period in 2016. This increase in cash outlays relates to ongoing STS Phase III trials and STS product development. There was no cash provided by financing activities for the three months ended March 31, 2017 compared to $102 for the three months ended March 31, 2016. Total decrease in cash and cash equivalents was $675 for the three months ended March 31, 2017 as opposed to a decrease of $397 over the same period in 2016.

The following table illustrates a summary of cash flow data for the fiscal years ended December 31, 2016 and 2015:

U.S. Dollars in thousands Selected Cash Flow Data	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash used in operating activities	$(2,124)	$(1,862)
Net cash provided from financing activities	5,108	497
Net cash provided from investing activities	-	-
Net cash flow	$2,984	$(1,365)
Number of common shares outstanding	13,643	10,940

The net cash flow used in operating activities for the year ended December 31, 2016 was approximately $2.1 million as compared to approximately $1.9 million in 2015. This increase relates to the commercial development of STS.

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On September 5, 2013, we announced that we intended to primarily focus our remaining financial resources on the development of STS. We continue to pursue various strategic alternatives including collaborations with other pharmaceutical and biotechnology companies. Our projections of further capital requirements are subject to substantial uncertainty. Our working capital requirements may fluctuate in future periods depending upon numerous factors, including: our ability to obtain additional financial resources; our ability to enter into collaborations that provide us with up-front payments, milestones or other payments; results of our research and development activities; progress or lack of progress in our preclinical studies or clinical trials; unfavorable toxicology in our clinical programs, our drug substance requirements to support clinical programs; change in the focus, direction, or costs of our research and development programs; headcount expense; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; our business development activities; new regulatory requirements implemented by regulatory authorities; the timing and outcome of any regulatory review process; and commercialization activities, if any.

We had cash and cash equivalents of approximately $3.25 million as of March 31, 2017. Also, on June 8, 2017, we completed a non-brokered private placement of 1,900,000 common shares at a price of $4.00 per share for gross proceeds of $7.6 million.

Financial Instruments

We invest excess cash and cash equivalents in high credit quality investments held by financial institutions in accordance with our investment policy designed to protect the principal investment. At December 31, 2016, we had approximately $0.06 million in our cash accounts and $3.86 million in our money market accounts. We have not experienced any loss or write down of our money market investments since the inception of the Company.

Our investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments may be made in U.S. or Canadian obligations and bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper. The policy also provides for investment limits on concentrations of securities by issuer and maximum-weighted average time to maturity of twelve months. This policy applies to all of our financial resources. The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As our main purpose is research and development, we have chosen to avoid investments of a trading or speculative nature.

We classify investments with original maturities at the date of purchase greater than three months which mature at or less than twelve months as current. We carry investments at their fair value with unrealized gains and losses included in other comprehensive income (loss); however we have not held any instruments that were classified as short term investments during the periods presented in this prospectus.

Off-Balance Sheet Arrangements

Since our inception, we have not had any material off-balance sheet arrangements.

Contractual Obligations and Commitments

None.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our December 31, 2016 consolidated financial statements.

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Stock-based Compensation

The calculation of the fair values of our stock-based compensation plans requires estimates that require management’s judgments. Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience. In valuing options granted in the year ended December 31, 2016 and fiscal year ended December 31, 2015 we used the following weighted average assumptions:

	Year Ended December 31, 2016	Year Ended December 31, 2015

Expected dividend	0%	0%
Risk-free interest rate	1.27 – 2.25%	1.89 – 2.02%
Expected volatility	134 – 137%	127 – 153%
Expected life	7 years	7 years

Common stock and warrants

Common stock is recorded as the net proceeds received on issuance after deducting all share issuance costs and the relative fair value of investor warrants. Warrants are recorded at relative fair value and are deducted from the proceeds of common stock and recorded on the consolidated statements of stockholders’ equity as additional paid-in capital.

Derivative Instruments

The Company applies ASC Topic 815-40, "Derivatives and Hedging" (ASC 815-40). One of the conclusions reached under ASC 815-40 was that an equity-linked financial instrument would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The conclusion reached under ASC 815-40 clarified the accounting treatment for these and certain other financial instruments. ASC 815-40 specifies that a contract will not be treated as a derivative if it meets the following conditions: (a) indexed to the Company's own stock; and (b) classified in stockholders' equity in the Company's statement of financial position. The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' equity.

The Company's derivative instruments include options to purchase 40 common shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Contractor options to purchase 21 common shares exercisable at CAD$1.89 per whole common share that expire on November 19, 2017;
•	Contractor options to purchase 17 common shares exercisable at CAD$1.62 per whole common share that expire on April 4, 2018;
•	Contractor options to purchase 2 common shares exercisable at CAD$2.43 per whole common share that expire on May 18, 2018.

These options have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised, forfeited or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Derivative Warrants/Options	Derivative Value at December 31,		Gain on Derivative Instrument at December 31,
	2016	2015	2016	2015
Warrants expiring April 30, 2015	-	-	-	411
Warrants expiring March 29, 2016	-	41	41	748
Options (various expiration dates)	33	41	7	78
Total	33	82	48	1,237

The value of the derivative liability presented on the balance sheet has typically been influenced by changes in the underlying share price of the Company.

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Outstanding Share Information

Our outstanding comparative share data at December 31, 2016 and December 31, 2015 is as follows (in thousands):

Outstanding Share Type	December 31, 2016	December 31, 2015
Common shares	13,643	10,940
Warrants to purchase common shares	1,383	2,595
Options to purchase common shares	2,427	2,417
Total	17,453	15,952

Newly Adopted and Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15 requiring an entity’s management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard did not have a material impact on our financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amended guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of this standard did not have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606), to clarify the principles for recognizing revenue. This update provides a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies certain aspects of identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients related to disclosures of remaining performance obligations, as well as other amendments to guidance on collectability, non-cash consideration and the presentation of sales and other similar taxes collected from customers. These standards have the same effective date and transition date of January 1, 2018. The new revenue standard allows for either full retrospective or modified retrospective application. We are currently evaluating the timing of its adoption, the transition method to apply and the impact that this guidance will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the financial statement presentation of deferred income taxes by requiring that deferred income tax assets and liabilities be classified as noncurrent within a classified statement of financial position. Adoption and implementation of the guidance is not required by the Company until issuance of fiscal 2018 first quarter financial statements. The Company does not believe adoption of this guidance will have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amends the accounting guidance related to leases. These changes, which are designed to increase transparency and comparability among organizations for both lessees and lessors, include, among other things, requiring recognition of lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2020, although early adoption is permitted. The Company has not yet completed its assessment of the impact that adoption of this guidance will have on its financial statements.

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In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends the accounting for share-based payment transactions. These changes, which are designed for simplification, involve several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2018, although early adoption is permitted. The Company has not yet completed its assessment of the impact that adoption of this guidance will have on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name of each of our executive officers and directors, such person’s principal occupation or employment, all other positions with the Company and any significant affiliate thereof now held by such person, if any, the year in which such person became a director of the Company and such person’s age.

The Company has an Audit Committee, a Compensation Committee, and a Governance Committee. The current members of such committees are noted below:

Name and Province/State and Country of Residence, Position	Current Principal Occupation and Principal Occupation For Previous Five Years	Director Since	Age

Robert Andrade, Texas USA Chief Financial Officer	CFO of Fennec Pharmaceuticals; previously senior analyst Magnetar Capital; previously Portfolio Manager Millennium Partners	N/A	42
Chris A. Rallis, North Carolina, USA Director(1)(2)	Executive in-residence at Pappas Ventures; previously, CEO of ImmunoBiosciences	August 2011	63
Rostislav Raykov, New Jersey, USA Chief Executive Officer, Director	CEO of Fennec Pharmaceuticals Inc.; Co-Founder and Manager, DCML LLC; previously Portfolio Manager Alchem Partners; previously Portfolio Manager John Levin & Company	July 2009	41
Marco Brughera, Milano, Italy Director(2)(3)	CEO Sigma-Tau Rare Diseases Limited; President of Sigma-Tau Pharmaceuticals; previously Vice President of Preclinical Development at Nerviano Medical Science.	August, 2016	62
Steven D. Skolsky, North Carolina USA Director(4)	Senior Vice President, Global Head-Clinical Site Management at Quintiles; previously CEO of Sequoia Pharmaceuticals; previously CEO of Trimeris, Inc.	August 2011	61
Adrian J. Haigh, Dublin, Ireland Director(1)(3)	Senior Vice President and General Manager of EMEA Region at PTC Therapeutics; previously Chief Operating Officer, Gentium GmbH; previously Regional VP Commercial Operations, Biogen Idec	April 2014	58
Khalid Islam, Zug, Switzerland Chairman of Board, Director(1)(2)(3)	Founder/co-founder Sirius Healthcare Partners GMbH; previously Chairman and CEO of Gentium S.p.A.; previously CEO of Arpida AG	April 2014	62

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance Committee
(4)	Member did not stand for re-election to the board at June 8, 2016 Annual Shareholder Meeting

Robert Andrade

Mr. Andrade has served as Chief Financial Officer since November 2015. Mr. Andrade was previously Chief Financial Officer and Director of Fennec from September 2009 until August 2013. Between August 2013 and September 2014, Robert Andrade was a senior analyst at Magnetar Capital. In addition to his role with Fennec, Mr. Andrade was a portfolio manager for Millennium Partners and a senior analyst at Caxton Associates. Mr. Andrade graduated from University of Southern California, where he earned a Masters of Arts degree and Bachelor of Arts degree in economics.

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Chris A. Rallis

Mr. Chris A. Rallis has served as a director of Fennec since August 2011. Mr. Rallis has been an executive-in-residence at Pappas Ventures, a life science venture capital firm since January 2008. Previously, Mr. Rallis was the President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine technology company formerly located in Raleigh, North Carolina from April 2006 through June 2007. Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, and as a consultant for Duke University and Panacos Pharmaceuticals, Inc. Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $465 million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds. Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis also serves on the boards of Aeolus Pharmaceuticals, a biopharmaceutical company located in Mission Viejo, California and Tenax Therapeutics, Inc., a biopharmaceutical company located in Morrisville, North Carolina. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University. As a result of these and other professional experiences, Mr. Rallis possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

Rostislav Raykov

Mr. Raykov has served as a director of Fennec since July 2009 and as Chief Executive Officer since July 2009. Since May 2007, Mr. Raykov has also been a General Partner at DCML, a private investment partnership. Prior to DCML, from January 2006 to December 2007, Mr. Raykov was a portfolio manager for Alchem Investment Partners and John Levin & Co. Prior to founding Alchem, Mr. Raykov was a portfolio manager and securities analyst for John A. Levin & Co. Event Driven Fund (2002-2005). Prior to joining John A. Levin & Co., Mr. Raykov was a securities analyst for the Merger Fund at Tiedemann Investment Group (1999-2002) and an investment banking analyst at Bear Stearns (1998-1999).  Mr. Raykov earned a B.S. in Business Administration from the University of North Carolina at Chapel Hill. As a result of these and other professional experiences, Mr. Raykov has financial expertise and experience with the Company as it has developed within the drug development industry and, as such, is able to provide the Company with unique insight and guidance.

Marco Brughera

Since January 2011, Dr. Brughera has held several positions for the Sigma-Tau Group, including CEO and Global Head of Sigma Tau Rare Disease, President of Sigma-Tau Research and President of Sigma-Tau Pharmaceuticals. He drove the commercial revival of a lead oncology product line resulting in its successful sale for a total of around $900M. He also successfully out-licensed the Defibrotide US rights to Jazz Pharmaceuticals. From 2004 to 2010, Dr. Brughera served as the Vice President of Preclinical Development at Nerviano Medical Sciences (NMS), a pharmaceutical oncology-focused integrated discovery and development company. He also served as the Managing Director at Accelera, an independent contract research organization with the NMS Group. From 1999 to 2004, Dr. Brughera held several senior level positions in the areas of research and development with Pharmacia and Pfizer. Prior to 1999, he held various positions at Pharmacia & Upjohn and Farmitalia Carlo Erba SpA, an Italian pharmaceutical company. He currently serves on the Board of Solgenix and Lee’s Pharmaceutical and until early 2014 was a member of the Board of Gentium SpA. Dr. Brughera earned his degree in veterinary medicine from the University of Milan and is a European Registered Toxicologist. As a result of these and other professional experiences, Dr. Brughera has experience within the drug development industry and, as such, is able to provide the Company with unique insight and guidance.

Steven D. Skolsky

Mr. Steven Skolsky is senior vice president and global head of Site Management at Quintiles since October 2011. In this role, Mr. Skolsky leads a group of more than 5,000 employees globally who are at the core of the company’s Clinical Development organization - monitoring clinical conduct at research sites as well as collecting and managing data from patients in clinical trials around the world. Site Management is responsible for deepening and enhancing Quintiles' relationships with investigators within a site-centric operating model. This team is also responsible for the clinical execution of projects via the Clinical Monitoring and Clinical Leadership teams. Site Management will focus on implementing a comprehensive site management strategy to accelerate site start-up, optimize recruitment from Quintiles sites and maintain delivery of projects. Before joining Quintiles, Mr. Skolsky held the posts of president and CEO of Sequoia Pharmaceuticals and CEO of Trimeris, Inc. These positions followed approximately 20 years at GlaxoSmithKline (GSK) in a range of senior leadership roles, including senior vice president of Global Clinical Development and Product Strategy and managing director of GSK’s operations in Australia and New Zealand.  He is a current Board Director for Basilea Pharmaceutica. Mr. Skolsky earned his Bachelor of Arts degree in Biology from the University of North Carolina at Chapel Hill. As a result of these and other professional experiences, Mr. Skolsky possesses particular healthcare industry knowledge and experience which strengthens the Board’s collective qualifications, skills, and experience.

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Adrian J. Haigh

Mr. Adrian Haigh has been Senior Vice President and General Manager of EMEA Region at PTC Therapeutics, Inc. since September 2014. Previously Mr. Haigh served as Senior Vice President, Commercial Operations and Chief Operating Officer of Gentium GmbH since March 2011. Prior to joining Gentium, Mr. Haigh served as Regional Vice President, Commercial Operations at Biogen Idec where he managed several affiliates and also the global distributor business and prior to that was the General Manager Amgen Nordis and Portugal. He served as the Executive Vice President of Global Marketing and Corporate Planning at EUSA Pharma and joined EUSA from Amgen where he led the international oncology franchise. Mr. Haigh previously has held senior commercial and marketing positions at SmithKline Beecham, Schering Plough, Organon and Novo Nordisk. He has been a Director of Fennec Pharmaceuticals Inc. since April 28, 2014 and a Director at Arch Biopartners Inc. since August 21, 2014. He received a Bachelor of Arts with Honors in Economic History from Huddersfield Polytechnic, West Yorkshire, England and a Diploma in Marketing from the Institute of Marketing. As a result of these and other professional experiences, Mr. Haigh has extensive international oncology development expertise which strengthens the Board’s collective qualifications, skills and experience.

Dr. Khalid Islam

Dr. Khalid Islam was the Chairman and CEO of Gentium S.p.A. (a Nasdaq-listed company; 2009-2014) where he led the transition from a loss-making to a cash-flow positive and profitable company. Under his leadership, the company value increased from US$25 million leading to a successful all cash US$1 billion merger with Jazz Pharmaceuticals, plc. From 2014 through to present, Dr. Islam has served on the boards of various companies listed below. From 1999-2008, Dr. Islam was President and CEO of Arpida AG where he transitioned the early-stage start-up to a SWX-listed company and raised US$300 million in the IPO and follow-ons. From 1987-1999, he held various positions in HMR & MMD (now Sanofi-Aventis). From 1977-1987, Dr. Islam worked in academia at Imperial College (Univ. of London) and in Milan University, where he was a contract professor. Dr. Islam is a graduate of Chelsea College and received his Ph.D. from Imperial College, University of London. He holds several patents and has published over 80 articles in leading journals. He is an advisor to the venture group Kurma Biofund (Paris). He is a founder/co-founder of Sirius Healthcare Partners GmbH (Zurich), PrevAbr LLC (D.C.), BioAim LLC (L.A.) & Life Sciences Management GmbH (Zug). Dr. Islam is Board Chair at Minoryx Therapeutics (Spain). He serves on the board of Karolinska Development (Sweden), MolMed S.p.A. (Italy) and Immunomedics Inc. (IMMU) all of which are traded publicly, and the private company OxThera (Sweden). In the past, he has served as Chairman of the Board of Directors of Pcovery Aps (Copenhagen), Adenium Aps (Copenhagen) and C10 Pharma AS (Oslo). As a result of these and other professional experiences, Dr. Islam has experience within the drug development industry and, as such, is able to provide the Company with unique insight and guidance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to our Executive Officers, for the fiscal years ended December 31, 2016 and December 31, 2015 to our Chief Executive Officer and our Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Total ($)
Rostislav Raykov, CEO	2016	215,000	-	156,885	371,885
	2015	180,000	-	-	180,000
Robert Andrade, CFO	2016	177,500	-	268,933	446,433
	2015	110,791	-	-	110,791

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Dollar value amounts are based on individual grants to each of Mr. Raykov and Mr. Andrade of 150,000 and 75,000 options, respectively, on July 5, 2016, at an exercise price of $2.45 per common share, respectively, and will expire on July 5, 2023, respectively. One-third of these options vested on the grant date and are exercisable one year after the grant date (the “Vesting Commencement Date”). The remaining two-thirds of the options shall vest monthly at a rate of 1/24th of the remaining grant and shall be exercisable as of the last day of each following month after the Vesting Commencement Date. As of the third anniversary of the grant date, all of the options shall be vested.

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Rostislav Raykov

Mr. Raykov has been employed by the Company since July 2009. Pursuant to an employment agreement dated May 3, 2010 between Mr. Raykov and the Company, Mr. Raykov is employed as the Company’s Chief Executive Officer and: (a) received an initial annual salary in the amount of $140,000, subject to annual adjustment by our Board of Directors, (b) upon approval by shareholders of our amended stock option plan was granted options to purchase up to 5.0% of our common stock estimated by us to be outstanding upon completion of the 2010 Rights Offering, and (c) may receive annual bonuses at the sole discretion of the Board. If Mr. Raykov’s employment terminates due to a change of control of the Company, Mr. Raykov’s remaining unvested options shall immediately vest and be fully exercisable. If Mr. Raykov is dismissed from employment by us for any reason other than “for cause,” we are obligated to pay Mr. Raykov severance compensation equal to twelve months of salary. The initial term of the agreement was for one year and the agreement automatically extends for additional one-year periods unless terminated by either party in accordance with the agreement.

Robert Andrade

Mr. Andrade has been employed by the Company since November 2015. Mr. Andrade is employed as the Company’s Chief Financial Officer. Pursuant to an employment agreement dated November 13, 2015, Mr. Andrade (a) receives an initial annual salary in the amount of $165,000, and (b) may receive annual bonuses at the sole discretion of the Board. In addition, conditioned upon the approval of the Company’s shareholders, the Company will extend Mr. Andrade’s existing options to their original expiry date of seven years from issuance. If Mr. Andrade’s employment terminates due to a change of control of the Company, Mr. Andrade’s remaining unvested options shall immediately vest and be fully exercisable. If Mr. Andrade is dismissed from employment by us for any reason other than “for cause,” we are obligated to pay Mr. Andrade severance compensation equal to six months of salary.

In addition to their employment agreements, Mr. Raykov and Mr. Andrade are a party to a confidentiality and intellectual property agreement with the Company.

In the employment agreements for each of Mr. Andrade and Mr. Raykov, “for cause” is generally defined as (1) material breach of the terms of the employment or intellectual property agreements; (2) failure to perform the duties inherent in the employee’s position in good faith and in a reasonable and appropriate manner; or (3) acts of fraud or embezzlement or other intentional misconduct which adversely affects the Company’s business.

Equity Grants, Exercises and Holdings

The following table sets forth information concerning the number and value of unexercised options held by each Named Executive Officer as of December 31, 2016. All executive awards, with the exception of those expiring 07/05/2023, vest and are exercisable immediately. The current Stock Option Plan provides for grants denominated in US and CAD dollars.

	Number of Options
Name	Granted	Exercisable	Option Exercise Price		Expiration Date

Rostislav Raykov	150,000	-	USD$	2.45	07/05/2023
	25,000	25,000	USD$	2.69	12/31/2021
	83,333	83,333	USD$	1.59	01/24/2021
	16,666	16,666	USD$	0.72	08/23/2020
	50,000	50,000	USD$	1.05	11/20/2019
	17,050	17,050	CAD$	1.89	08/18/2018
	323,961	323,961	CAD$	2.43	08/18/2018
Robert Andrade	75,000	-	USD$	2.45	07/05/2023
	17,050	17,050	CAD$	1.89	08/18/2018
	323,961	323,961	CAD$	2.43	08/18/2018

42

Termination Benefits

In the event of his termination with us other than for cause, we will be obligated to pay Mr. Raykov a one-time severance payment of $250,000. In the event of his termination with us other than for cause, we will be obligated to pay Mr. Andrade a one-time severance payment of $95,000.

Compensation of Directors

Director Compensation Table

The following table summarizes the compensation earned by the Company's non-executive directors for the year ended December 31, 2016.

Name	Fees paid in Cash	Stock Awards	Option Awards(1)(2)	Total

Dr. Islam	100,000	-	46,484	146,484
Mr. Brughera	5,000	-	70,740	75,740
Mr. Haigh	27,500	-	23,242	50,742
Mr. Rallis	33,750	-	32,538	66,288
Mr. Skolsky	10,000	-	9,296	19,296
Total	$176,250	$-	$182,300	$358,550

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
(2)	Detail of grants are presented in the following table:

Name	Date of Grant	Number of Options Granted	Option Exercise Price $USD

Mr. Rallis	June 6, 2016	14,344	2.44
Mr. Skolsky	June 6, 2016	4,098	2.44
Dr. Islam	June 6, 2016	20,492	2.44
Mr. Haigh	June 6, 2016	10,246	2.44
Mr. Brughera	December 30, 2016	35,545	2.11
Total		84,725

The annual compensation considerations for non-executive directors also include the awarding of stock options. We believe that granting of options to the non-executive directors serves three primary purposes: (1) to recognize the significant time and effort commitments during the past year; (2) to provide long-term incentives for future efforts since the value of the options is directly dependent on the market valuation of the Company; and (3) to retain quality individuals. When determining whether and how many new option grants will be made, the Compensation Committee takes into account the amount and terms of any outstanding options. the Company does not require its non-executive directors to own a specific amount of common stock.

Each of Chris A. Rallis and Steven D. Skolsky has entered into an Independent Director Agreement with the Company, dated as of August 25, 2011, which provides for (i) cash compensation in the form of $2,500 per board meeting attended, and (ii) non-cash compensation in the form of a grant of options to purchase shares of the Company’s common stock having an aggregate value equal to $5,000 (with price per share and exercise price based on the value of the Company’s common stock as of the date of grant) per board meeting attended. The options immediately vest when granted and are otherwise subject to the terms and conditions of the Company’s Stock Option Plan, as amended. The Independent Director Agreements also provide for the reimbursement of such director’s reasonable travel and related expenses incurred in the course of attending board meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shares of our common stock beneficially owned as of August 1, 2017 by: (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person. Except as otherwise indicated below, the address for each listed shareholder is c/o Fennec Pharmaceuticals Inc., 68 TW Alexander Drive, PO Box 13628, Research Triangle Park, North Carolina 27709.

43

Name	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrants Exercisable Within 60 Days	Total Stock and Stock Based Holdings(1)	% Ownership(1)
Adrian J. Haigh	-	173,579	-	173,579	1.09%
Dr. Khalid Islam	-	238,825	-	233,825	1.50%
Robert Andrade	-	466,011	-	466,011	2.89%
Marco Brughera	-	55,545	-	55,545	0.35%
Chris A. Rallis	-	131,850	-	131,850	0.83%
Rostislav Raykov	40,740	766,010	-	806,750	4.91%
All Officers and Directors as a Group	40,740	1,831,820	-	1,872,560	10.72%
Southpoint Capital Advisors, LP.(2)	3,997,214	-	-	3,997,214	25.49%
Essetifin SpA(3)	2,931,579	-	-	2,931,579	18.70%
683 Capital Management, LLC.(4)	808,365	-	104,166	912,531	5.78%
Manchester Management Company, LLC.(5)	1,530,588	-	999,999	2,530,587	15.68%

(1)	For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or group has the right to acquire within 60 days after August 1, 2017. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after August 1, 2017 are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group. As of August 1, 2017, there were 15,680,663 shares of our common stock issued and outstanding.
(2)	Southpoint Capital Advisors, LP, 623 Fifth Avenue, Suite 2503, New York, New York 10022. John S. Clark, II holds dispositive power over the shares owned by Southpoint Capital Advisors, LP.
(3)	Essetifin SpA, Via Sudafrica 20, Rome, Italy 00144. Mario Altali holds dispositive power over the shares owned by Essetifin SpA.
(4)	683 Capital Management, LLC, 595 Madison Avenue, 17th Floor, New York, New York 10025. Ari Zweiman holds dispositive power over the shares owned by 683 Capital Management LLC.
(5)	Manchester Management Company, LLC, 131 Charles Street, 1st Floor, Boston Massachusetts 02114. Includes 1,645,372 shares owned by Manchester Explorer, L.P. and 525,883 shares owned by JEB Partners, L.P. Manchester Management holds dispositive power over the shares held by Manchester Explorer, L.P. and JEB Partners, L.P. James Besser and Morgan Frank hold shared dispositive power over the shares held by Manchester Management Company, LLC. Additionally, James Besser owns 192,666 shares for which he has sole dispositive power and Morgan Frank owns 166,666 shares for which he has sole dispositive power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

There were no related party transactions during the year ended December 31, 2016.

Except for the foregoing, there were no related party transactions in the last two years that were required to be reported under Item 404(d) of Regulation S-K.

44

Director Independence

The Board of Directors is composed of a majority of independent directors. The Board applies the definition of independence found in the rules of the SEC and in Canadian National Instrument 58-101 and National Policy 58-201. The Board has determined that Mr. Brughera, Haigh, Islam, Rallis and Skolsky are “independent.” Mr. Raykov, Chief Executive Officer of the Company is considered to have a material relationship with the Company by virtue of his executive officer position and is therefore not independent. We are of the view that the composition of our Board reflects a diversity of background and experience that are important for effective corporate governance. Other directorships held by Board members are described in this Prospectus under the heading “Directors and Executive Officers.”

LEGAL MATTERS

Certain legal matters in connection with the shares of common shares have been passed upon for us by the law firm of LaBarge Weinstein LLP, Ottawa, Ontario. LaBarge Weinstein LLP has not received a direct or indirect interest in our company or has ever been a promoter, underwriter, voting trustee, director, officer or employee of our company. Nor does LaBarge Weinstein LLP have any contingency based agreement with us or any other interest in or connection to us.

EXPERTS

The 2016 and 2015 consolidated financial statements included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern.  Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

45

FINANCIAL STATEMENTS

46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Fennec Pharmaceuticals Inc.

We have audited the accompanying consolidated balance sheets of Fennec Pharmaceuticals Inc. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Fennec Pharmaceuticals Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a loss from operations of $2,871,000 during the year ended December 31, 2016 and still has not earned any revenue in its history. At December 31, 2016, the Company had an accumulated deficit of $114,322,000 and had experienced negative cash flows from operating activities in the amount of $2,124,000. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Managements’ plans concerning these matters are discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Ottawa, Canada
March 29, 2017

47

Fennec Pharmaceuticals Inc.

Consolidated Balance Sheets

(U.S. Dollars and shares in thousands)

	December 31,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$3,926	$942
Prepaid expenses	43	76
Other current assets	3	1
Total assets	$3,972	$1,019

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$244	$297
Accrued liabilities	125	92
Derivative instruments (Note 5)	33	82
Total current liabilities	402	471

Total liabilities	402	471

Commitments and Contingencies (Note 9)

Shareholders' equity:
Common stock, no par value; unlimited shares authorized; 13,643 shares issued and outstanding (2015-10,940)	74,515	69,401
Additional paid-in capital	42,134	41,437
Accumulated deficit	(114,322)	(111,533)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ equity	3,570	548
Total liabilities and shareholders’ equity	$3,972	$1,019

(The accompanying notes are an integral part of these consolidated financial statements)

48

Fennec Pharmaceuticals Inc.

Consolidated Statements of Operations

(U.S. Dollars and shares in thousands, except per share amounts)

	Year Ended
	December 31,	December 31,
	2016	2015

Revenue	$-	$-

Operating expenses:
Research and development	472	256
General and administrative	2,399	1,634

Loss from operations	(2,871)	(1,890)

Other income/(expense):
Unrealized gain on derivatives (Note 5)	48	1,237
Sale of Eniluracil (Note 8)	40	-
Other loss	(14)	(9)
Net interest income	8	3
Total other income, net	82	1,231

Net loss	$(2,789)	$(659)

Loss per common share, basic and diluted	$(0.22)	$(0.06)
Weighted-average number of common shares outstanding, basic (Note 3)	12,765	10,827

(The accompanying notes are an integral part of these consolidated financial statements)

49

Fennec Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

(U.S. Dollars and shares in thousands)

	Year Ended
	December 31,	December 31,
	2016	2015
Cash flows (used in) provided by:
Operating activities:
Net loss	$(2,789)	$(659)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Unrealized gain on derivatives	(48)	(1,237)
Stock-based compensation - consultants	88	-
Stock-based compensation - employees	615	97
Changes in operating assets and liabilities:
Prepaid expenses	33	(28)
Other assets	(2)	16
Accounts payable	(54)	(11)
Accrued liabilities	33	(40)
Net cash used in operating activities	(2,124)	(1,862)

Investing activity:
Net cash used in investing activity	-	-

Financing activities:
Issuance of shares, net of issuance costs	5,000	-
Issuance of shares, options exercise	6	48
Issuance of shares, warrants exercise	102	449
Net cash provided by financing activities	5,108	497

Effect of exchange rate on cash and cash equivalents	-	-
(Decrease) increase in cash and cash equivalents	2,984	(1,365)
Cash and cash equivalents - Beginning of year	942	2,307
Cash and cash equivalents - End of year	$3,926	$942

(The accompanying notes are an integral part of these consolidated financial statements)

50

Fennec Pharmaceuticals Inc.

Consolidated Statement of Stockholders' Equity

(U.S. dollars and shares in thousands)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders'
	Number (Note 7)	Amount	Capital	Income	Deficit	Equity
Balance at December 31, 2014	10,593	$68,656	$41,588	$1,243	$(110,874)	$613
Stock options issued to employees	-	-	97	-	-	97
Exercise of stock options	47	82	(34)	-	-	48
Exercise of warrants	300	663	(214)	-	-	449
Net loss	-	-	-	-	(659)	(659)
Balance at December 31, 2015	10,940	69,401	41,437	1,243	(111,533)	548
Stock options issued to consultants	-	-	16	-	-	16
Stock options issued to employees	-	-	615	-	-	615
Warrants issued to consultants	-	-	72	-	-	72
Exercise of stock options	4	6	-	-	-	6
Exercise of warrants	67	108	(6)	-	-	102
Rights offering	2,632	5,000	-	-	-	5,000
Net loss	-	-	-	-	(2,789)	(2,789)
Balance at December 31, 2016	13,643	$74,515	$42,134	$1,243	$(114,322)	$3,570

(The accompanying notes are an integral part of these consolidated financial statements)

51

Fennec Pharmaceuticals Inc.

Notes to the Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

1.	Nature of Business and Going Concern

Fennec Pharmaceuticals Inc. (“Fennec”) was originally formed as a British Columbia corporation under the name Adherex Technologies Inc. and subsequently changed its name on September 3, 2014. Fennec, together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Fennec Pharmaceuticals, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a biopharmaceutical company with a product candidate under development for use in the treatment of cancer. With the exception of Fennec Pharmaceuticals, Inc., all subsidiaries are inactive.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2016 the Company incurred a net loss from operations of $2,871 and still has not earned any revenue in its history. At December 31, 2016, it had an accumulated deficit of $114,322 and had experienced negative cash flows from operating activities in the amount of $2,124.

These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issue date of these consolidated financial statements, and substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Company is actively seeking to obtain additional funding in the future in order to finance the Company’s business strategy, operations and growth through the issuance of equity, debt or collaboration. If we fail to arrange for sufficient capital on a timely basis, we may be required to curtail our business activities until we can obtain adequate financing.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

Prior-period adjustment

Common Stock at December 31, 2015 has been increased by $248 and Additional Paid-in Capital has been decreased by the same amount, to retrospectively correct balance sheet amounts with respect to an immaterial noncash error related to the exercise of warrants and stock options. This error was the result of not moving the value in Additional Paid-in Capital to Common Stock when the warrants and stock options were exercised. This adjustment does not impact anything other than the allocation between Common Stock and Additional Paid-in Capital and has no effect on our loss per share disclosures.

2.	Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of Fennec and of all its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Significant estimates include the valuation of derivative warrant liability and the valuation of stock based compensation. Actual results could differ from those estimates.

52

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less.

The Company places its cash and cash equivalents in investments held by highly rated financial institutions in accordance with its investment policy designed to protect the principal investment. At December 31, 2016, the Company had $3,926 in cash and money market accounts (2015- $942). Money market investments typically have minimal risks. The Company has not experienced any loss or write-down of its money market investments.

Financial instruments

Financial instruments recognized on the balance sheets at December 31, 2016 and December 31, 2015 consist of cash and cash equivalents, accounts payable, accrued liabilities and derivative instruments, the carrying values of which, with the exception of the derivative instruments, approximate fair value due to their relatively short time to maturity. The Company does not hold or issue financial instruments for trading. The derivative liabilities are carried at fair value.

The Company’s investment policy is to manage investments to achieve, in the order of importance, the financial objectives of preservation of principal, liquidity and return on investment. Investments, when made, are made in U.S. or Canadian bank securities, commercial paper of U.S. or Canadian industrial companies, utilities, financial institutions and consumer loan companies, and securities of foreign banks provided the obligations are guaranteed or carry ratings appropriate to the policy. Securities must have a minimum Dun & Bradstreet rating of A for bonds or R1 low for commercial paper.

The policy risks are primarily the opportunity cost of the conservative nature of the allowable investments. As the main focus of the Company is research and development, the Company has chosen to avoid investments of a trading or speculative nature.

Common stock and warrants

The Company has warrants outstanding to purchase common stock that were denominated in both United States dollars (“USD”) and Canadian dollars (“CAD”), which resulted in the Company having warrants outstanding that were denominated outside of the Company’s U.S. dollar functional currency.

The Company’s outstanding warrants denominated in Canadian dollars were not considered to be indexed to the Company’s own stock and should therefore be treated as derivative financial instruments and recorded at their fair value as a liability. At December 31, 2016, the derivative liabilities were valued at $33 (2015-$82). There was an unrealized gain on derivative liabilities of $48 (2015-$1,237) for the year ended December 31, 2016.

Revenue recognition

At this time, the Company does not have any revenue.

Research and development costs and investment tax credits

Research costs, including employee compensation, laboratory fees, lab supplies, and research and testing performed under contract by third parties, are expensed as incurred. Development costs, including drug substance costs, clinical study expenses and regulatory expenses are expensed as incurred.

Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured. They are applied to reduce related capital costs and research and development expenses in the year recognized.

Income taxes

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates. The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 31, 2016, we maintained a full valuation allowance against our deferred tax assets.

53

The provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740-10, Uncertainty in Income Taxes, address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

Foreign currency translation

The U.S. dollar is the functional currency for the Company’s consolidated operations. All gains and losses from currency translations are included in results of operations.

Loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is computed using the same method, except the weighted average number of shares of common stock outstanding includes convertible debentures, stock options and warrants, if dilutive, as determined using the if-converted method and treasury methods. Accordingly, options to purchase 2,427 common shares and warrants to purchase 1,383 common shares at December 31, 2016, were not included in earnings per share. These options and warrants were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares during the period, and accordingly, such options and warrants would have an antidilutive effect. In 2015, options to purchase 2,417 common shares and warrants to purchase 2,595 common shares were excluded from the computation of earnings per share because the exercise prices were greater than the average market price of the common shares and accordingly, their inclusion would have been antidilutive.

Recent accounting pronouncements

In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15 requiring an entity’s management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this standard did not have a material impact on our financial statements.

In June 2014, the FASB issued ASU 2014-12, “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The amended guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period should be treated as a performance condition. The amendments are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of this standard did not have a material impact on our financial statements.

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606), to clarify the principles for recognizing revenue. This update provides a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies certain aspects of identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients related to disclosures of remaining performance obligations, as well as other amendments to guidance on collectability, non-cash consideration and the presentation of sales and other similar taxes collected from customers. These standards have the same effective date and transition date of January 1, 2018. The new revenue standard allows for either full retrospective or modified retrospective application.

54

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the financial statement presentation of deferred income taxes by requiring that deferred income tax assets and liabilities be classified as noncurrent within a classified statement of financial position. Adoption and implementation of the guidance is not required by the Company until issuance of fiscal 2018 first quarter financial statements. The Company does not believe adoption of this guidance will have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which amends the accounting guidance related to leases. These changes, which are designed to increase transparency and comparability among organizations for both lessees and lessors, include, among other things, requiring recognition of lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2020, although early adoption is permitted. The impact of the Company’s current lease is not material to the financial statements. Currently, this standard is not expected to impact the Company.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends the accounting for share-based payment transactions. These changes, which are designed for simplification, involve several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2018, although early adoption is permitted. The Company has not yet completed its assessment of the impact that adoption of this guidance will have on its financial statements.

3.	Loss per Share

Loss per common share is presented under two formats: basic loss per common share and diluted loss per common share. Basic loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, plus the potentially dilutive impact of common stock equivalents (e.g. stock options and warrants). Dilutive common share equivalents consist of the incremental common shares issuable upon exercise of stock options and warrants. The following table sets forth the computation of basic and diluted net loss per share (in thousands except per share data):

55

	Twelve Months Ended
	December 31, 2016	December 31, 2015
Numerator:
Net loss	$(2,789)	$(659)

Denominator:
Weighted-average common shares, basic	12,765	10,827
Dilutive effect of stock options	-	-
Dilutive effect of warrants	-	-
Incremental dilutive shares	-	-
Weighted-average common shares, dilutive	12,765	10,827
Net loss per share, basic and diluted	$(0.22)	$(0.06)

The following outstanding options and warrants were excluded from the computation of basic and diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Twelve Months Ended
	December 31, 2016	December 31, 2015
Options to purchase common stock	2,427	2,417
Warrants to purchase common stock	1,383	2,595

4.	Stock options

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. On June 24, 2010, at the Company’s annual meeting, shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan Maximum Amendment”). The Plan Maximum Amendment relates to changing the maximum number of shares of common stock issuable under the stock option plan from a fixed number of 6,666 to the number of shares that represents twenty-five percent (25%) of the total number of all issued and outstanding shares of common stock. Based upon the current shares outstanding, a maximum of 3,410 options are authorized for issuance under the plan. The option exercise price for all options issued under the plan is based on the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years(1) from the date of grant. The stock option plan, as amended, allows the issuance of Canadian and U.S. dollar grants. A summary of the stock option transactions, for both the Canadian and U.S. dollar grants, through the year ended December 31, 2016 is below.

(1)	On April 25, 2014 Fennec granted 133 options each to Dr. Khalid Islam and Adrian Haigh. Such options shall vest: (i) as to 66 Common Shares, on the date of grant; and (ii) as to 67 Common Shares, upon and subject to orphan drug approval of STS in the EU, provided that they then remain on the Board of Directors of the Company at the time of such approval and that they have played a vital or precipitating part in obtaining such EU orphan drug designation, as reasonably determined by non-interested Board members. If the vesting conditions referred to in (ii) above have not occurred by May 31, 2016, the option to acquire the 66 Common Shares referred to in clause (ii) above shall be terminated and of no further force or effect. On November 7, 2014 the Board of Directors amended the vesting conditions. The Board determined that it would be appropriate and desirable to amend the conditions such that (i) it could be fully satisfied by the Company obtaining, in lieu of orphan drug designation, PUMA in Europe for STS; and (ii) the deadline for satisfaction of the vesting condition extended to December 31, 2017. The Company has not recognized any expense associated with these options. On the date vesting conditions are met, the Company will recognize all of the expense associated with these options.

Summary of $CAD Option Activity

Share Prices Reported in $CAD	Number of Options	Range	Weighted Average
Outstanding and exercisable at December 31, 2014	1,338	$1.62 – 2.43	$2.38
Exercised	(14)	1.62 – 2.43	1.94
Forfeited or expired	(1)	1.62 – 2.43	1.82
Outstanding and exercisable at December 31, 2015	1,323	$1.62 – 2.43	$2.39
Exercised	(-)	-	-
Forfeited or expired	(324)	2.43	2.43
Outstanding and exercisable at December 31, 2016	999	$1.62 – 2.43	$2.38

56

Summary of $CAD Option Remaining Life

Price $CAD	Outstanding and Exercisable at December 31, 2016	Weighted Average Remaining Life (years)
$1.62	17	1.26
$1.89	76	1.39
$2.43	906	1.35
Total	999	1.35

Summary of $USD Option Activity

	Number of Options	Range	Weighted Average
Outstanding and exercisable at December 31, 2014	1,072	$0.45 – 15.66	$1.77
Granted	71	1.13 – 2.51	1.36
Exercised	(33)	0.60 – 1.05	0.83
Forfeited or expired	(16)	0.54 – 15.66	2.24
Outstanding and exercisable at December 31, 2015	1,094	$0.45 – 3.60	$1.77
Granted	370	2.11 – 2.45	2.42
Exercised	(4)	1.50	1.50
Forfeited or expired	(32)	1.89 - 2.69	2.65
Outstanding and exercisable at December 31, 2016	1,428	$0.45 – 3.60	$1.93

Summary of $USD Option Remaining Life

Price in US Dollars	Number Outstanding and Exercisable at December 31, 2016	Remaining Life (years)
$0.45	11	2.63
$0.54	19	3.38
$0.60	58	2.54
$0.72	83	3.40
$0.96	11	3.03
$1.05	113	2.97
$1.13	50	5.95
$1.23	8	4.15
$1.50	16	2.31
$1.59	176	4.04
$1.68	33	2.97
$1.89	8	1.63
$2.11	36	7.00
$2.30	4	3.90
$2.31	275	4.29
$2.35	4	4.01
$2.40	8	2.85
$2.44	49	6.11
$2.45	285	6.51
$2.51	4	3.82
$2.55	4	3.65
$2.69	118	4.78
$2.79	49	4.59
$2.94	3	2.91
$3.60	3	3.40
Total	1,428	4.59

57

Stock compensation expense for the fiscal years ended December 31, 2016 and 2015 was $615 and $97 respectively. These amounts have been included in the general and administrative expenses for the respective periods. The weighted average fair value per share of options granted during the fiscal years ended December 31, 2016 and 2015 was $2.42 and $1.37, respectively. The intrinsic value (being the difference between the share price at December 31, 2016 and exercise price) of stock options exercisable at December 31, 2016 was $575. The intrinsic value of options exercised during the fiscal year ended December 31, 2016 was $3. The fair value of all options vested during the fiscal year ended December 31, 2016 was $280.

The fair values of options granted in fiscal years ended December 31, 2016 and 2015 were estimated on the date the options were granted based on the Black-Scholes option-pricing model, using the following weighted average assumptions for all options with a seven year expiration:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Expected dividend	0%	0%
Risk-free interest rate	1.27 – 2.25%	1.89 – 2.02%
Expected volatility	134 – 137%	127 – 153%
Expected life	7 years	7 years

The Company uses the historical volatility and adjusts for available relevant market information pertaining to the Company’s share price.

Modification of Existing US Dollar Denominated Options

In 2016, the Company modified the terms of certain options granted to executives and directors by extending the expiration date by 1 year. The Company recorded option modification expense of approximately $4 included in general and administrative expense. The expense was calculated using the Black-Scholes valuation method. The following table summarizes the effect of the June 8, 2016 transaction:

Number of Options	Expiration Date	Risk Free Rate	Exercise Price $USD	Share Price $USD	Expected Life (Years)	Volatility	Expense Recognized $USD
6	11/18/2018	0.93%	1.50	2.43	3.44	152%	1
17	04/04/2020	1.08%	0.60	2.43	3.82	155%	1
19	05/17/2020	1.08%	0.54	2.43	3.94	154%	1
9	11/20/2020	1.08%	1.05	2.43	4.45	147%	1
51							4

Modification of Existing Canadian Dollar Denominated Options

In 2016, the Company modified the terms of certain options granted to executives and directors by extending the expiration date by a weighted average amount of 1.45 years. The Company recorded option modification expense of approximately $347 included in general and administrative expense. The expense was calculated using the Black-Scholes valuation method with a June 8, 2016 exchange rate of $CAD/$USD 0.7881. The following table summarizes the effect of the June 8, 2016 transaction:

58

Number of Options	Expiration Date	Risk Free Rate	Exercise Price $CAD	Share Price $CAD	Expected Life (Years)	Volatility	Expense Recognized $USD
17	08/18/2018	0.52%	1.89	3.10	2.19	94%	9
648	08/18/2018	0.52%	2.43	3.10	2.19	94%	338
665							347

5.	Derivative Liabilities

The Company's derivative instruments include options to purchase 40 common shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Contractor options to purchase 21 common shares exercisable at CAD$1.89 per whole common share that expire on November 19, 2017;
•	Contractor options to purchase 17 common shares exercisable at CAD$1.62 per whole common share that expire on April 4, 2018;
•	Contractor options to purchase 2 common shares exercisable at CAD$2.43 per whole common share that expire on May 18, 2018.

These options have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised, forfeited or expire. The fair value of these options is estimated using the Black-Scholes option-pricing model.

Options issued to contractors in a foreign currency

During the fiscal years ended December 31, 2011 and 2010, the Company issued 36 and 29 (respectively) options to contractors with a Canadian dollar denominated strike price. Consequently, the Company now has derivatives relating to these options since the strike price is denominated in a currency other than the US dollar functional currency of the Company. While there is an exception to this rule for employees in ASU 2010-13 "Compensation-Stock Compensation (Topic 718): Effect of Denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades", no such exception exists for contractors. These options will be marked to market until the earlier of their expiry or exercise. All Canadian denominated options issued to contractors fully vest at issuance and expire seven years from date of issuance. The fair value of these options at December 31, 2016 and December 31, 2015 was $33 and $41, respectively. The gain for these options for the twelve months ended December 31, 2016 was $7. There was a gain on these options for the twelve months ended December 31, 2015 of $78.

The following is a summary of Canadian denominated contractor option activity for the twelve months ended December 31, 2016 and 2015.

Share Prices Reported in $CAD	Number of Options Outstanding and Exercisable	Weighted Average Exercise Price
Outstanding and exercisable at December 31, 2014	55	$1.84
Exercised	(14)	1.94
Forfeited or expired	(1)	1.82
Outstanding and exercisable at December 31, 2015	40	$1.81
Exercised	-	-
Forfeited or expired	-	-
Outstanding and exercisable at December 31, 2016	40	$1.81

The following table presents the overall change in derivative liability for the twelve months ended December 31, 2016 and December 31, 2015:

Derivative Warrants/Options	Derivative Value at December 31,		Gain/(Loss) on Derivative Instrument December 31,
	2016	2015	2016	2015
Warrants expired April 30, 2015	-	-	-	411
Warrants expiring March 29, 2016	-	41	41	748
Options (various expiration dates)	33	41	7	78
Total	33	82	48	1,237

59

6.	Fair Value Measurements

The Company has adopted ASC 820 Fair Value Measurements and Disclosure Topic of the FASB. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Fair Value Measurements Topic defines fair value, establishes a framework for measuring fair value in accordance with US GAAP, and expands disclosure about fair value measurements. This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at December 31, 2016
	Quoted Price in Active Market for Identical Instruments		Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1		Level 2	Level 3	Total
Assets
Cash and cash equivalents	$68	(1)	$3,858	$-	$3,926
Liabilities
Derivative liabilities	-		33		33

The Company's financial instruments include cash and cash equivalents and derivative liabilities. Only cash and cash equivalents and derivative liabilities are carried at their fair value. The derivative liabilities are options issued to contractors in a currency other than the functional currency of the Company. The options use the Black Scholes model with the following assumptions: expected dividend 0%; risk-free interest rate of 0.33 – 0.74%; expected volatility of 57%- 85%; and a 0.9-1.4 year remaining life. The risk free rate was based on Bank of Canada Bond issues of similar term. Expected volatility was estimated by using historical volatility of weekly close share prices for a period equal to the remaining life of the instrument or for a minimum of six months if the remaining life is less than six months.

(1)	The Company held $68 in cash, of which $51 was in Canadian funds (translated into U.S. dollars).

7.	Stockholders’ Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock.

Equity financings

On June 8, 2017, the Company completed the closing of a non-brokered private placement (the “Offering”) of 1,900,000 units for gross proceeds of $7,600. Each unit was issued at a price of $4.00 per unit and each unit consisted of 1 common share of the Company.

On May 16, 2016, the Company completed the closing of a non-brokered private placement (the “Offering”) of 2,631,579 units for gross proceeds of $5,000 to Essetifin, SpA. Each unit was issued at a price of $1.90 per unit and each unit consisted of 1 common share of the Company.

60

Warrants to Purchase Common Stock

At December 31, 2016, the Company had the following warrants outstanding to purchase common stock priced in U.S. dollars with a weighted average price of $1.55 and a weighted average remaining life of 1.9 years:

Warrant Description	Common Shares Issuable Upon Exercise of Outstanding Warrants at December 31, 2016	Exercise Price CAD/USD	Expiration Date
Investor warrants(1)	1,333	$1.50 USD	November 22, 2018
Investor warrants(2)	50	$3.00 USD	February 2, 2019
	1,383

(1)	On November 22, 2013, the Company announced it had completed the closing of a non-brokered private placement of 4,000 units, at a price of $0.40 per unit for net proceeds of $1,600. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.50 per share for a period of five years from the date of issuance. As a result of the September 3, 2014 share consolidation, each three (3) warrants now entitle the holder thereof to purchase one common share of the Company at a purchase price of $1.50 per whole share for a period of five years from the issue date.
(2)	On February 2, 2016 the company issued 50 warrants to Aranea Partners in lieu of cash for investor services. These warrants are fully vested at December 31, 2016 and are redeemable for $3.00 per common share. The fair value of these warrants is estimated using the Black-Scholes pricing model.

8.	Sale of Asset

On August 29, 2016, Fennec completed the sale of certain intellectual property, data and other assets related to Eniluracil and Adh-1 technologies and development programs to Elion Oncology, LLC for gross proceeds of $40. The Company retained the rights to revenue share payments of 5% of the gross revenues derived from the sold assets until the last to expire patents forming part of such assets.

9.	Commitments and Contingencies

Oregon Health & Science University Agreement

On February 20, 2013, Fennec entered into a new exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to thiol-based compounds, including STS and their use in oncology (the "New OHSU Agreement"). OHSU will receive certain milestone payments, royalty on net sales for licensed products and a royalty on any consideration received from sublicensing of the licensed technology.

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Fennec, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that the Company exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec also has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

On May 18, 2015, Fennec negotiated an amendment ("Amendment 1") to the exclusive license agreement with OHSU. Amendment 1 expands the exclusive license agreement signed with OHSU on February 20, 2013 ("OHSU Agreement") to include the use of N-acetylcysteine as a standalone therapy and/or in combination with STS for the prevention of ototoxicity induced by chemotherapeutic agents to treat cancers. Further, Amendment 1 adjusts select milestone payments entered in the OHSU Agreement including but not limited to the royalty rate on net sales for licensed products, royalty rate from sublicensing of the licensed technology and the fee payable upon the regulatory approval of a licensed product.

The term of Amendment 1 under the OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Fennec or 8 years, whichever is later. In the event a licensed product obtains regulatory approval and is covered by the Orphan Drug Designation, the parties will in good faith amend the term of the agreement. STS is currently protected by methods of use patents that the Company exclusively licensed from OHSU that expire in Europe in 2021 and are currently pending in the United States. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec also has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

61

Executive Severance

In the event of his termination with us other than for cause, the Company will pay its Chief Executive Officer, Rostislav Raykov, a one-time severance compensation payment equal to 12 months of salary (currently $250). Further, the Company will pay Chief Financial Officer, Robert Andrade, a one-time severance compensation equal to 6 months’ salary (currently $95).

10.	De-recognition of Statute Barred Payables

The Company had various payables from obligations which existed before current management took over the Company in 2009. These payables, although previously recorded, could not be substantiated as legitimate payables by management. Approximately $79 worth of these payables became statute barred and were therefore written off in 2016 by reversing the original expense entry. This caused the reversal of approximately $23 of general and administrative expense and approximately $56 of research and development expense in the current year. These amounts are presented net in the general and administrative and research and development figures in financial statements.

11.	Income Taxes

The Company operates in both U.S. and Canadian tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year Ended December 31,	Year Ended December 31,
	2016	2015
Domestic (loss)/gain	(1,771)	294
Foreign loss	(1,018)	(952)
Loss before income taxes	(2,789)	(658)

Expected statutory rate (recovery)	26.50%	26.50%
Expected provision for (recovery of) income tax	(739)	(174)
Permanent differences	156	(301)
Change in valuation allowance	583	(1,297)
Effect of foreign exchange rate differences	-	-
Effect of non-capital losses expired	-	1,318
Tax credits and other adjustments	1	450
Effect of tax rate changes and other	-1	4
Provision for income taxes	$-	$-

The Canadian statutory come tax rate of 26.0 percent is comprised of federal income tax at approximately 15.0 percent and provincial income tax at approximately 11.0 percent.

The primary temporary differences which gave rise to future income taxes (recovery) at December 31, 2016 and December 31, 2015 were as follows:

	December 31, 2016	December 31, 2015
Future tax assets:
SR&ED expenditures	2,195	2,195
Income tax loss carryforwards	19,098	18,509
Non-refundable investment tax credits	1,263	1,263
Share issue costs	4	10
Accrued expenses	-	-
Fixed and intangible assets	1,032	1,032
Harmonization credit	-	-
	23,592	23,010
Less: valuation allowance	(23,592)	(23,010)
Net future tax assets	$-	$-

62

There are no current income taxes owed, nor are any income taxes expected to be owed in the near term. At December 31, 2016 the Company has unclaimed Scientific Research and Experimental Development ("SR&ED") expenditures, income tax loss carry-forwards and non-refundable investment tax credits. The unclaimed amounts and their expiry dates are as listed below:

	Federal	Province/ State
SR&ED expenditures (no expiry)	$8,283	$-
Income tax loss carryforwards (expiry date):
2021	26	-
2022	233	-
2023	133	-
2024	1,536	1,455
2025	4,795	4,768
2026	20,562	12,945
2027	8,340	10,866
2028	10,840	10,550
2029	8,502	3,915
2030	2,608	3,243
2031	3,378	3,675
2032	3,491	1,754
2033	1,788	1,781
2034	1,812	1,684
2035	1,803	2,150
2036	2,222	1,013

Investment tax credits (expiry date):
2018	10
2019	8
2020	96
2021	55
2022	548
2023	399
2024	178
2025	199
2026	86
2027	90
2028	50
2029	-
2030	-

63

Fennec Pharmaceuticals Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(U.S. Dollars and shares in thousands)

	March 31,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$3,251	$3,926
Prepaid expenses	32	43
Other current assets	5	3
Total assets	$3,288	$3,972

Liabilities and stockholders' equity

Current liabilities:
Accounts payable	$224	$244
Accrued liabilities	132	125
Derivative instruments (Note 4)	71	33
Total current liabilities	427	402

Total liabilities	427	402

Commitments and contingencies (Note 7)

Stockholders' equity:
Common stock, no par value; unlimited shares authorized; 13,643 shares issued and outstanding (2016-13,643)	74,515	74,515
Additional paid-in capital	42,231	42,134
Accumulated deficit	(115,128)	(114,322)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ equity	2,861	3,570
Total liabilities and stockholders’ equity	$3,288	$3,972

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

64

Fennec Pharmaceuticals Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(U.S. Dollars and shares in thousands, except per share amounts)

	Three Months Ended
	March 31,	March 31,
	2017	2016

Revenue	$-	$-

Operating expenses:
Research and development	225	47
General and administrative	546	407

Loss from operations	(771)	(454)

Other income/(expense):
Unrealized (loss)/gain on derivatives (Note 4)	(37)	43
Other loss	(1)	(9)
Interest income	3	-
Total other (expense)/income, net	(35)	34

Net loss	$(806)	$(420)

Basic net loss per common share	$(0.06)	$(0.04)
Diluted net loss per common share	$(0.06)	$(0.04)
Weighted-average number of common shares outstanding, basic (Note 3)	13,643	10,942
Weighted-average number of common shares outstanding, diluted (Note 3)	13,643	10,942

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

65

Fennec Pharmaceuticals Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2017	2016
Cash flows (used in) provided by:
Operating activities:
Net loss	$(806)	$(420)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized loss/(gain) on derivatives	37	(43)
Stock-based compensation - consultants	56	13
Stock-based compensation - employees	41	-
Changes in operating assets and liabilities:
Prepaid assets	11	36
Other assets	(2)	(2)
Accounts payable	(19)	(72)
Accrued liabilities	7	(11)
Net cash used in operating activities	(675)	(499)

Investing activity:
Net cash used in investing activity	-	-

Financing activity:
Issuance of common stock, warrants and options exercised	-	102
Net cash provided by financing activity	-	102

Effect of exchange rate on cash and cash equivalents	-	-
Decrease in cash and cash equivalents	(675)	(397)
Cash and cash equivalents - Beginning of period	3,926	942
Cash and cash equivalents - End of period	$3,251	$545

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

66

Fennec Pharmaceuticals Inc.

Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity

(U.S. dollars and shares in thousands)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders'
	Number (Note 5)	Amount	Capital	Income	Deficit	Equity
Balance at December 31, 2015	10,940	$69,401	$41,437	$1,243	$(111,533)	$548
Warrants issued to consultants	-	-	13	-	-	13
Exercise of warrants	67	108	(6)	-	-	102
Net loss	-	-	-	-	(420)	(420)
Balance at March 31, 2016	11,007	69,509	41,444	1,243	(111,953)	243
Warrants issued to consultants	-	-	17	-	-	17
Stock options issued to employees	-	-	111	-	-	111
Exercise of stock options	4	6	-	-	-	6
Rights offering	2,632	5,000	-	-	-	5,000
Net loss	-	-	-	-	(724)	(724)
Balance at June 30, 2016	13,643	74,515	41,572	1,243	(112,677)	4,653
Warrants issued to consultants	-	-	19	-	-	19
Stock options issued to employees	-	-	41	-	-	41
Stock options issued to contractors	-	-	9	-	-	9
Net loss	-	-	-	-	(502)	(502)
Balance at September 30, 2016	13,643	74,515	41,641	1,243	(113,179)	4,220
Warrants issued to consultants	-	-	23	-	-	23
Stock options issued to employees	-	-	463	-	-	463
Stock options issued to contractors	-	-	7	-	-	7
Net loss	-	-	-	-	(1,143)	(1,143)
Balance at December 31, 2016	13,643	74,515	42,134	1,243	(114,322)	3,570
Stock options issued to employees	-	-	41	-	-	41
Stock options issued to contractors	-	-	56	-	-	56
Net loss	-	-	-	-	(806)	(806)
Balance at March 31, 2017	13,643	74,515	42,231	1,243	(115,128)	2,861

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

67

Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

1.	Nature of Business and Going Concern

Fennec Pharmaceuticals Inc. (“Fennec”) was originally formed as a British Columbia corporation under the name Adherex Technologies Inc. and subsequently changed its name on September 3, 2014. Fennec, together with its wholly owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Fennec Pharmaceuticals, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a Canadian corporation, collectively referred to herein as the “Company,” is a biopharmaceutical company focused on the development of Sodium Thiosulfate (“STS”) for the prevention of ototoxicity from cisplatin in pediatric patients. With the exception of Fennec Pharmaceuticals, Inc., all subsidiaries are inactive.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

During the three months ended March 31, 2017, the Company incurred a loss from operations of $771. At March 31, 2017, it had an accumulated deficit of $115,128 and had experienced negative cash flows from operating activities during the three months ended March 31, 2017 in the amount of $675.

These circumstances raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Company will need to obtain additional funding in the future in order to finance the Company’s business strategy, operations and growth through the issuance of equity, debt or business combinations. If the Company fails to arrange for sufficient capital on a timely basis, the Company may be required to curtail its business activities until it can obtain adequate financing.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with US GAAP and are the responsibility of the Company’s management. These unaudited interim condensed consolidated financial statements do not include all of the information and notes required by US GAAP for annual financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes filed with the Securities and Exchange Commission (“SEC”) in the Company's Annual Report on Form 10-K for the year ended December 31, 2016. The Company's accounting policies are consistent with those presented in the audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2016. These unaudited interim condensed consolidated financial statements have been prepared in U.S. dollars. All amounts presented are in thousands except for per share amounts.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the interim condensed consolidated financial statements and the reported amounts of expense during the reporting period. Actual results could differ from those estimates.

In the opinion of management, these unaudited interim condensed consolidated financial statements include all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the Company’s financial position at March 31, 2017 and to state fairly the results for the periods presented. The most significant estimates utilized during the quarter ended March 31, 2017 included estimates necessary to value derivative instruments, disclosed in Note 4.

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Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

New accounting pronouncements

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606), to clarify the principles for recognizing revenue. This update provides a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations, which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies certain aspects of identifying performance obligations and licensing implementation guidance. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients related to disclosures of remaining performance obligations, as well as other amendments to guidance on collectability, non-cash consideration and the presentation of sales and other similar taxes collected from customers. These standards have the same effective date and transition date of January 1, 2018. The new revenue standard allows for either full retrospective or modified retrospective application. We are currently evaluating the timing of its adoption, the transition method to apply and the impact that this guidance will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which amends the accounting guidance related to leases. These changes, which are designed to increase transparency and comparability among organizations for both lessees and lessors, include, among other things, requiring recognition of lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2020, although early adoption is permitted. The Company has not yet completed its assessment of the impact that adoption of this guidance will have on its financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends the accounting for share-based payment transactions. These changes, which are designed for simplification, involve several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Adoption and implementation of the guidance is not required by the Company until the beginning of fiscal 2018, although early adoption is permitted. The Company has not yet completed its assessment of the impact that adoption of this guidance will have on its financial statements

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with original maturities at the date of purchase of three months or less. The Company places its cash and cash equivalents in investments held by highly rated financial institutions in accordance with its investment policy designed to protect the principal investment. At March 31, 2017, the Company had $3,251 in cash and money market accounts ($3,926 at December 31, 2016). At March 31, 2017, the Company held $83 in cash of which $3 (as translated to US dollars) was in Canadian dollars ($51 at December 31, 2016 as translated to US dollars). At March 31, 2017 the Company held $3,168 in money market investments. Money market investments typically have minimal risks. The Company has not experienced any loss or write-down of its money market investments since inception.

3.	Earnings per Share

Earnings per common share is presented under two formats: basic earnings per common share and diluted earnings per common share. Basic earnings per common share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, plus the potentially dilutive impact of common stock equivalents (i.e. stock options and warrants). Dilutive common share equivalents consist of the incremental common shares issuable upon exercise of stock options and warrants. The following table sets forth the computation of basic and diluted net loss per share:

69

Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

	Three Months Ended March 31,
	2017	2016
Numerator:
Net loss	$(806)	$(420)

Denominator:
Weighted-average common shares, basic	13,643	10,942

Dilutive effect of stock options	-	-
Dilutive effect of warrants	-	-
Incremental dilutive shares	-	-

Weighted-average common shares, diluted	13,643	10,942
Net loss per share, basic and diluted	$(0.06)	$(0.04)

The following outstanding options and warrants were excluded from the computation of basic and diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Three Months Ended
	March 31, 2017	March 31, 2016
Options to purchase common stock	2,427	2,417
Warrants to purchase common stock	1,383	1,750

4.	Derivative Instruments

The Company's outstanding warrants denominated in Canadian dollars are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and the Company's functional currency is United States dollars. Therefore, these warrants have been treated as derivative financial instruments and recorded at their fair value as a liability. All other outstanding convertible instruments are considered to be indexed to the Company's stock, because their exercise price is denominated in the same currency as the Company's functional currency, and are included in stockholders' equity.

The Company's derivative instruments include options to purchase 40 common shares, the exercise prices for which are denominated in a currency other than the Company's functional currency, as follows:

•	Contractor options to purchase 21 common shares exercisable at CAD$1.89 per whole common share that expire on November 19, 2017;
•	Contractor options to purchase 17 common shares exercisable at CAD$1.62 per whole common share that expire on April 4, 2018;
•	Contractor options to purchase 2 common shares exercisable at CAD$2.43 per whole common share that expire on May 18, 2018.

These options have been recorded at their fair value as a liability at issuance and will continue to be re-measured at fair value as a liability at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as unrealized gain/(loss). These options will continue to be reported as a liability until such time as they are exercised, forfeited or expire. The fair value of these warrants and options is estimated using the Black-Scholes option-pricing model.

Comparative data related to the gain recorded on re-measurement of the derivative liability for the three months ended March 31, 2017 and 2016 are summarized in the table below. There is no cash flow impact for these derivatives until the warrants and/or options are exercised. If these warrants or options are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

Gain/(Loss) on Derivative Instrument	Fair Value as of March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
Warrants expiring March 29, 2016	-	-	-	41
Options to contractors	71	39	(37)	2
Gain/(loss) on Derivative Instrument	71	39	(37)	43

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Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

During the fiscal years ended December 31, 2011 and 2010, the Company issued 36 and 29, respectively, options to contractors with a Canadian dollar denominated strike price. Consequently, the Company now has derivatives relating to these options since the strike price is denominated in a currency other than the US dollar functional currency of the Company. While there is an exception to this rule for employees in ASU 2010-13 "Compensation-Stock Compensation (Topic 718): Effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades", no such exception exists for contractors. These options will be marked to market until the earlier of their expiry, exercise or forfeiture.

The table below summarizes Canadian dollar denominated contractor option activity, since their issuance:

Options in Thousands	Activity Since Issuance	Weighted-Average Exercise Price $CAD
Opening balance	65	$1.82
Exercised	(14)	$1.94
Forfeited	(11)	$1.74
Expired	-	$-
Ending balance	40	$1.81

5.	Stockholders' Equity

Authorized capital stock

The Company’s authorized capital stock consists of an unlimited number of shares of no par common stock.

Equity financing

There were no equity financings during the quarter ended March 31, 2017.

Warrants to Purchase Common Stock

The Company has warrants outstanding to purchase common stock priced in U.S. dollars with a weighted average price of $1.55 and a weighted average remaining life of 1.65 years:

Warrant	Common Shares Issuable Upon Exercise of	Exercise Price
Description	Outstanding Warrants at March 31, 2017	$USD	Expiration Date
Investor warrants	1,333	$1.50 USD	November 22, 2018
Investor warrants	50	$3.00 USD	February 2, 2019
Total	1,383

Stock option plan

The Compensation Committee of the Board of Directors administers the Company’s stock option plan. The Compensation Committee designates eligible participants to be included under the plan and approves the number of options to be granted from time to time under the plan. Currently, the maximum number of option shares issuable is twenty-five percent (25%) of the total number of issued and outstanding shares of common stock. Based upon the current shares outstanding, a maximum of 3,410 options are authorized for issuance under the plan. For all options issued under the plan, the exercise price is the fair value of the underlying shares on the date of grant. All options vest within three years or less and are exercisable for a period of seven years from the date of grant. The stock option plan allows the issuance of Canadian and U.S. dollar grants. The table below outlines recognized contractor and employee expense for the three month periods ended March 31, 2017 and 2016.

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Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

	Three Months Ended March 31,
	2017	2016
Contractor options expense recognized(1)(2)	56	-
Employee options expense recognized(1)	41	-
Total option expense recognized	97	-

(1)	On July 5, 2016, the Company issued 235 options to employees and 50 options to various contractors. The conditions of these grants state that 1/3 of the options granted shall vest on July 5, 2017 (the “Vesting Commencement Date”). The remainder of the options granted, shall vest evenly over 24 months beginning from the Vesting Commencement Date, such that all options have vested 36 months after issue. Expense for grants to employees shall be calculated as of the grant date and recognized straight line over the vesting period. Expense for grants to contractors shall be re-measured quarterly up to the Vesting Commencement Date. Subsequent to the Vesting Commencement Date, contractor options will be remeasured monthly until all options granted have fully vested. The employee options were valued at the date of issuance using the Black-Scholes option pricing model using the following assumptions: Expected dividend rate, 0.00%; Risk free rate, 1.27%; Expected volatility, 136%; Expected life, 7. Expense for these options are being recognized evenly, each quarter over the vesting period. The contractor options were re-measured at March 31, 2017 using the Black-Scholes option pricing model using the following assumptions: Expected dividend rate, 0.00%; Risk free rate, 2.11%; Expected volatility, 132%; Expected life, 6.26 years.
(2)	During the quarter ended March 31, 2017, the Company signed a contract with two vendors, to exchange options for services rendered over a twelve-month period. The contract calls for each vendor to receive four tranches of 10,000 options each over the duration of the service period. Grant dates straddle balance sheet dates. Option expense will be estimated each balance sheet date using the Black-Scholes option pricing model. Once the options are issued, the estimate will be reversed and actual expense recorded. At March 31, 2017, these vendor options were priced using the following assumptions: Expected dividend rate, 0.00%; Risk free rate, 2.16%; Expected volatility, 133%; Expected life, 7.0 years.

Stock option activity

There were no issuances, expirations, forfeitures or exercises for the three months ended March 31, 2017 for stock options denominated in Canadian or US dollars.

Canadian dollar denominated options issued to contractors vest immediately and are treated as derivative liabilities. They are recorded at fair value estimated using the Black-Scholes model with the gain or loss reported as unrealized gain (loss).

Upon exercise, expiration or forfeiture of those options denominated in Canadian dollars and treated as derivative liabilities the Company re-measures the derivative liability prior to exercise, expiration or forfeiture and records a gain or loss accordingly. In the case a derivative option is exercised, upon the exercise date, the Company extinguishes the derivative liability, records the cash received and the shares issued into common stock and additional paid in capital accordingly. During the quarter ended March 31, 2017 and 2016 there was no activity related to Canadian dollar denominated options.

6.	Fair Value Measurements

The Company adopted the Fair Value Measurements and Disclosure Topic of the FASB in 2011. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Topic defines fair value, establishes a framework for measuring fair value in accordance with US GAAP, and expands disclosure about fair value measurements. This Topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

72

Fennec Pharmaceuticals Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars and shares in thousands, except per share information)

	Fair Value Measurement at March 31, 2017
Assets/Liabilities Measured at Fair Value on a Recurring Basis	Quoted Price in Active Markets for Identical Instruments		Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1		Level 2	Level 3	Total
Assets
Cash and cash equivalents	$84	(1)	$3,167	$-	$3,251
Liabilities
Derivative liabilities	-		71	-	71

(1)	The Company held $84 in cash of which $3 (as translated to US dollars) was in Canadian funds.

The Company's financial instruments include cash and cash equivalents and derivatives. Only cash and cash equivalents and derivatives are carried at their fair value. The derivative liabilities include options issued to contractors in a currency other than the functional currency of the Company.

7.	Commitments and contingencies

Oregon Health & Science University Agreement

On February 20, 2013, Fennec entered into a new exclusive license agreement with Oregon Health & Science University (“OHSU”) for exclusive worldwide license rights to intellectual property directed to STS and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans (the "New OHSU Agreement").

The term of the New OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to the Company, unless earlier terminated as provided in the agreement. STS is currently protected by methods of use patents that the Company exclusively licensed from OHSU that expire in Europe, Canada and Australia in 2021 and are currently pending in the United States and Japan. The New OHSU Agreement is terminable by either Fennec or OHSU in the event of a material breach of the agreement by either party after 45 days prior written notice. Fennec has the right to terminate the New OHSU Agreement at any time upon 60 days prior written notice and payment of all fees due to OHSU under the New OHSU Agreement.

On May 18, 2015, Fennec negotiated an amendment ("Amendment 1") to the exclusive license agreement with OHSU. Amendment 1 expands the exclusive license agreement signed with OHSU on February 20, 2013 or New OHSU Agreement to include the use of N-acetylcysteine as a standalone therapy and/or in combination with Sodium Thiosulfate ("STS") for the prevention of ototoxicity induced by chemotherapeutic agents to treat cancers. Further, Amendment 1 adjusts select milestone payments entered in the OHSU Agreement including but not limited to the royalty rate on net sales for licensed products, royalty rate from sublicensing of the licensed technology and the fee payable upon the regulatory approval of a licensed product. The term of Amendment 1 under the OHSU Agreement expires on the date of the last to expire claim(s) covered in the patents licensed to Fennec or 8 years, whichever is later. In the event a licensed product obtains regulatory approval and is covered by the Orphan Drug Designation, the parties will in good faith amend the term of the agreement.

Executive Severance

In the event of his termination with us other than for cause, the Company will pay its Chief Executive Officer, Rostislav Raykov, a one-time severance compensation payment equal to 12 months of salary (currently $250). Further, the Company will pay Chief Financial Officer, Robert Andrade, a one-time severance compensation equal to six months salary (currently $95).

Leases

The Company has an operating lease for approximately 350 square feet in Research Triangle Park, North Carolina. This operating lease is terminable with 30 days’ notice and has no penalties or contingent payments due. The Company had office rent expense of $2 during the three month period ended March 31, 2017.

73

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

ADDITIONAL INFORMATION

This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC and is available to the public from the SEC’s web site at http://www.sec.gov .

74

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the securities registered under this Registration Statement.  All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount paid or to be paid
SEC Registration Fee	$8,194.57
Printing and Edgarizing expenses	$2,500
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Transfer agent	$7,500
Stock certificates	$5,000
Miscellaneous	$10,000

Total	$93,194.57

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Business Corporations Act (British Columbia)

Division 5 of Part 5 of the Business Corporations Act (British Columbia) provides that a corporation may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

An “eligible party” means an individual who (a) is or was a director or officer of the corporation, (b) is or was a director or officer of another corporation (i) at a time when the other corporation is or was an affiliate of the corporation, or (ii) at the request of the corporation, or (c) at the request of the corporation, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity.

An “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

A corporation may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the corporation first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

II-1

Notwithstanding any of the foregoing, a corporation must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:

•	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the corporation was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the corporation is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated corporation, as the case may be;

•	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the corporation or by or on behalf of an associated corporation, the corporation must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.

A corporation may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation.

Articles

Our Articles provide that, subject to the Business Corporations Act (British Columbia), the Company must indemnify an eligible party and their respective heirs and personal or other legal representatives against all eligible penalties to which such eligible party is or may be liable. The Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on this term. The Articles also provide that the Company may indemnify any person, subject to any restrictions in the Business Corporations Act (British Columbia).

Our Articles defines the following terms: (1) an “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an “eligible proceeding”; (2) an “eligible party” means a director, former director or alternate director of the Company; (3) an “eligible proceeding” means a legal proceeding or investigative action (whether current, threatened, pending or completed), in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and (4) “expenses” has the meaning set out in the Business Corporations Act (British Columbia).

Our Articles provide that the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who is or was a director, alternative director, officer, employee or agent, or held or holds such position or a position equivalent to the foregoing (each, an “insured party”) with respect to (i) the Company; (ii) a corporation at a time when the corporation was an affiliate of the Company; (iii) at the request of the Company, served in such capacity with respect to a corporation, partnership, trust, joint venture or other unincorporated entity, against any liability that may be incurred by him or her acting in such capacity.

II-2

We maintain liability insurance policies regarding our directors and officers against certain liabilities that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

During the past three years prior to the date of the prospectus that is part of this registration statement, the Company granted 1,364,696 options to purchase our common shares. These options were issued to certain consultants, officers and directors of the Company. All options were denominated in United States dollars (“USD”) and are exercisable for a period of seven years from the grant date. Details of the grants are listed in the following table:

Date of Grant	Option to Purchase Shares	Exercise Price $USD
January 24, 2014	176,287	1.59
April 25, 2014	275,324	2.31
May 15, 2014	2,778	3.60
August 4, 2014	48,454	2.79
November 7, 2014	3,920	2.55
December 31, 2014	117,500	2.69
March 16, 2015	3,984	2.51
May 11, 2015	4,346	2.30
August 3, 2015	4,254	2.35
November 10, 2015	8,124	1.23
December 11, 2015	50,000	1.13
June 9, 2016	49,180	2.44
July 5, 2016	285,000	2.45
December 30, 2016	35,545	2.11
April 3, 2017	10,000	3.10
May 17, 2017	40,000	3.67
June 27, 2017	250,000	5.10

Exercises of warrants and options resulted in the issuance of approximately 71,000, 347,000 and 142,000 of our common shares in the years ended December 31, 2016, 2015 and 2014, respectively. These exercises resulted in gross proceeds to the Company of approximately $108,000, $497,000 and $161,000 for the years ended December 31, 2016, 2015 and 2014, respectively. Between January 1, 2017 and the date of the prospectus that is part of this registration statement, there have been exercises of options which resulted in the issuance of 85,992 of our common shares and resulted in gross proceeds to the Company of $97,266.

On December 3, 2014, the Company completed a non-brokered private placement of 732,266 units for gross proceeds of $2.2 million. Each unit was issued at a price of $3.00 per unit and consisted of one of our common shares and one half of a common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one of our common shares during the period ending on the day following the earlier of: (A) the day that is two years from the date of issue or (B) if at any time from the date of issue (i) the common shares trade on TSX at a price greater than CAD$5.00 per common share (subject to customary adjustments) for at least twenty-five (25) trading days within any thirty (30) trading day period (the “Triggering Event”) and (ii) the Company elects to deliver a notice to the holder within ten (10) trading days of the Triggering Event, the day that is 30 days after such notice, in either event at a price equal to $3.60 per whole common share.

II-3

On May 16, 2016, the Company completed a non-brokered private placement of 2,631,579 common shares to Essetifin, SpA at a price of $1.90 per share for gross proceeds of $5.0 million.

On June 8, 2017, the Company completed a non-brokered private placement of 1,900,000 common shares at a price of $4.00 per share for gross proceeds of $7.6 million.

Unless otherwise indicated, the issuances of the Company’s securities described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, among others, as transactions not involving a public offering or pursuant to Regulation S as transactions not requiring registration under Section 5 of the Securities Act. In transactions where the registrant relied on the exemption from registration, the exemption was claimed on the basis that those transactions did not involve any public offering and the purchasers in each offering were accredited or sophisticated and had sufficient access to the kind of information registration would provide. In transactions made in reliance on Regulation S, the safe harbor from registration was claimed on the basis that they involved an offshore transaction, no directed selling efforts were made in the United States and appropriate offering restrictions were implemented. In each case, appropriate investment representations were obtained and stock certificates were issued with restrictive legends.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a)  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)   that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)   that, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

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(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue

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EXHIBITS

Exhibit No.	Description	Location

3.1	Notice of Articles dated August 25, 2011	Exhibit 3.2I to the Form 8-K of the Company filed August 26, 2011

3.2	Articles dated August 25, 2011	Exhibit 3.2II to the Form 8-K of the Company filed August 26, 2011

3.3	Notice of Alteration Dated September 3, 2014	Exhibit 3.1 to the Form 8-K of the Company filed September 9, 2014

5.1	Opinion of LaBarge Weinstein LLP	Filed herewith

10.1	Development and License Agreement dated July 14, 2005 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited**	Exhibit 4.30 to Form 6-K of the Company filed July 22, 2005

10.2	Amendment No. 1 to Development and License Agreement dated December 20, 2005 between Glaxo Group Limited and Fennec Pharmaceuticals Inc.**	Exhibit 4.36 to the Form 20-F Annual Report (No. 001-32295) of Fennec for the fiscal year ended December 31, 2005, filed on March 31, 2006

10.3	Amendment No. 2 to Development and License Agreement dated June 23, 2006 between Glaxo Group Limited and Fennec Pharmaceuticals Inc.**	Exhibit 4.41 to Form 6-K of the Company filed August 9, 2006

10.4	Amendment No. 3 to Development and License Agreement dated January 17, 2007 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited	Exhibit 4.42 to Form 6-K of the Company filed January 19, 2007

10.5	Amendment No. 4 to Development and License Agreement dated May 23, 2007 between Fennec Pharmaceuticals Inc. and Glaxo Group Limited	Exhibit 10.1 to Form 8-K of the Company filed June 19, 2007

10.6	Amended and Restated Stock Option Plan*	Exhibit 10.19 to Form 10-K of the Company filed March 28, 2008

10.7	Executive Employment Agreement dated May 3, 2010 by and between Fennec and Rostislav Raykov*	Exhibit 10.28 to the Form 10-Q of the Company filed on May 14, 2010

10.8	Executive Employment Agreement dated May 3, 2010 by and between Fennec and Dr. Thomas Spector*	Exhibit 10.30 to the Form 10-Q of the Company filed on May 14, 2010

10.9	Form of Independent Director Agreement, dated May 3, 2010	Exhibit 10.31 to the Form 10-Q of the Company filed on May 14, 2010

10.10	Subscription Agreement, dated November 15, 2013, between the Company, Technologies Inc. and Manchester Management LLC	Exhibit 10.19 to the Form 10K/A of the Company filed on April 2, 2014

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10.11	Form of Subscription Agreement from December 3, 2014 private placement	Exhibit 10.20 to the Form 10K of the Company filed on March 31, 2015

10.12	Executive Employment Agreement dated November 12, 2015 by and between Fennec and Robert Andrade*	Exhibit 10.40 to the Form 10-Q of the Company filed on November 12, 2015

10.13	Subscription Agreement, dated April 8, 2016, between Fennec Pharmaceuticals Inc. and Sigma Tau Finanzaria (Presently Essetifin, SpA)	Exhibit 10.41 to the Form 10-Q of the Company filed on May 12, 2016

10.14	Purchase Agreement, dated May 9, 2016, between Fennec Pharmaceuticals Inc. and Elion Oncology, LLC.	Exhibit 10.42 to the Form 10-Q of the Company filed on May 12, 2016

10.15	Form of Subscription Agreement from June 8, 2017 private placement	Filed herewith

21	Subsidiaries	Filed herewith

23.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm	Filed herewith

23.2	Consent of LaBarge Weinstein LLP	Contained in Exhibit 5.1 to this Registration Statement

24.1	Power of Attorney	Contained on the signature pages of this Registration Statement

*	Indicates a management contract or compensatory plan.
**	The Company has received confidential treatment with respect to certain portions of this exhibit. Those portions have been omitted from this exhibit and are filed separately with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Durham, State of North Carolina, on August 10, 2017.

Fennec Pharmaceuticals Inc.

By:	/s/ Rostislav Raykov
Rostislav Raykov
Chief Executive Officer, Director

By:	/s/ Robert Andrade
Robert Andrade
Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rostislav Raykov and Robert Andrade, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated

Signature	Capacity	Date

/s/ Rostislav Raykov	Chief Executive Officer, Director	August 10, 2017
Rostislav Raykov	(Principal Executive Officer)

/s/ Robert Andrade	Chief Financial Officer	August 10, 2017
Robert Andrade	(Principal Financial and Accounting Officer)

/s/ Chris A. Rallis	Director	August 10, 2017
Chris A. Rallis

/s/ Marco Brughera	Director	August 10, 2017
Marco Brughera

/s/ Khalid Islam	Director	August 10, 2017
Khalid Islam

/s/ Adrian Haigh	Director	August 10, 2017
Adrian Haigh